SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Interim Report 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: 16 September 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

Interim Report 2005

FORWARD-LOOKING STATEMENTS

This interim report contains forward-looking statements. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the directors and management of PCCW Limited (the “Company” or “PCCW”) about the business and the industry and markets in which we operate. These forward-looking statements include, without limitation, statements relating to revenues and earnings. The words “believe”, “intend”, “is confident”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Consequently, actual results could differ materially from those expressed or forecast in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include:

  increased competition in the Hong Kong telecommunications markets and the continuing negative effects from the regulatory constraints that apply to us;
  the effects of the regulatory decisions relating to broadband access services;
  our ability to secure or successfully implement new business opportunities or anticipated projects with China Network Communications Group Corporation, or China Netcom Group;
  the risks related to loss of business with competitors of China Netcom Group;
  our ability to successfully implement the integration of SUNDAY Communications Limited, or SUNDAY, and develop fixed mobile convergence products;
  the risks associated with Pacific Century Premium Developments Limited, or PCPD, our property development subsidiary, including the development of the Cyberport project and future property development plans;
  our ability to implement our business plan as a consequence of our substantial debt;
  our exposure to interest rate risks;
  our ability to continue to pay dividends in the future;
  our ability to execute our business strategy, including our ability to enter into business combinations, strategic investments and acquisitions;
  the risks associated with the expansion of our operations outside Hong Kong;
  the risks associated with Reach Ltd., or REACH, our primary international connectivity services provider; and
  the risk factors set out in the “Risk Factors” section of the Company’s 2004 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on May 12, 2005 and published on the Company’s website.

Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

EXCHANGE RATES

This report contains translations of certain Hong Kong dollar amounts into US dollars, and vice versa, at the fixed rate of US$1 = HK$7.80, solely for illustrative purposes. This does not mean that the currency conversions have been, or could be, converted at that rate or at any other rate of exchange.

Contents

2	Key Figures

3	Statement from the Chairman

4	Statement from the Deputy Chairman and Group Managing Director

7	Management’s Discussion and Analysis

17	Unaudited Consolidated Income Statement

18	Unaudited Consolidated Balance Sheet

20	Unaudited Consolidated Statement of Changes in Equity

22	Unaudited Condensed Consolidated Cash Flow Statement

23	Notes to the Unaudited Condensed Consolidated Financial Statements

48	General Information

64	Investor Relations

Key Figures

FINANCIAL HIGHLIGHTS
In HK$ million (except for per share data)

For the six months ended June 30,

	2005 (Unaudited)	2004 (Unaudited) (Restated)[4]	Better/ (Worse) y-o-y

Turnover	11,701	10,779	9%

Cost of sales	(5,893)	(4,536)	(30)%
General and administrative expenses	(3,834)	(4,247)	10%
Other gains, net	545	224
Restructuring costs	–	(27)
Finance costs, net	(929)	(995)	7%
Share of results of jointly controlled companies and associates	100	4

Profit before taxation	1,690	1,202
Income tax	(590)	(435)

Profit for the period	1,100	767	43%
Attributable to:
Equity holders of the Company	954	766	25%
Minority interests	146	1

Earnings per share (in HK cents)
Basic	15.77	14.27	11%
Diluted	15.75	14.18	11%

Dividend per share (in HK cents)
Interim dividend proposed after the interim period*	6.5	–

EBITDA[3]	3,237	3,178	2%

	As at Jun 30, 2005	As at Dec 31, 2004	Better/(Worse) h-o-h

Net debt[1]	17,614	26,200	33%

OPERATIONS HIGHLIGHTS

	As at Jun 30, 2005	As at Dec 31, 2004	Better/ (Worse) h-o-h

Fixed line market share[5]	67%	68%	(1)%
Business lines	68%	69%	(1)%
Residential lines	65%	67%	(2)%

Exchange lines in service (’000)	2,514	2,567	(2)%
Business lines (’000)	1,127	1,144	(1)%
Residential lines (’000)	1,387	1,423	(3)%

Total broadband access lines (’000)	857	796	8%

New Generation Fixed-Line (’000)	972	969	0%

now Broadband TV (’000)	441	361	22%

*: An interim dividend for the year ended 2004 of 5.5 HK cents per share was paid by the Company on November 25, 2004.

Notes 1-5:  Please refer to pages 9 and 10 for the definitions

Statement from the Chairman

Dear Fellow Shareholders,

The results for the six months ended June 30, 2005 demonstrate that we have built on our product and service innovations, and are benefiting from our new Fixed Carrier license. We are delivering on our strategy for creating value for shareholders.

We again delivered a solid financial and operating performance, while maintaining our market-leading service standards. Increasingly, we are benefiting from a strongly improving Hong Kong economy and a strong management team and products mix. Competitive challenges remain, but we are increasingly well positioned to compete.

We have become much more competitive in our core fixed-line business since the launching of new generation fixed-line services and now Broadband TV in 2003. Continuing enhancements to our TV delivery platform and content, and coming further enhancements to our phone products and services will ensure that we remain the premium, preferred telecommunications and broadband provider in Hong Kong.

Our acquisition of a majority interest in SUNDAY in June 2005 marks our return to the wireless sector in Hong Kong at a time when 3G is maturing and becoming a lower investment risk, and when fixed-mobile convergence is becoming a commercial reality. We are optimistic about our potential to broaden the customer base for SUNDAY, and strengthen the loyalty of PCCW customers through offering them a more complete array of telecommunications services.

Sales at our property division, Pacific Century Premium Developments, continues to benefit from the improving local economy. The strength of our premium brand, Bel-Air, should ensure that our property division would continue to contribute a steady stream of income and cashflow to the Group.

Our alliance with China Netcom Group continues to develop. Our discussions of potential areas of cooperation continue, and we look forward to investing successfully together in a variety of areas including broadband, property redevelopment, yellow pages, international and mobile.

In the UK, phased development of our wireless broadband business continues. We are pleased that customer feedback has been very positive.

We have achieved considerable progress during the first half of 2005 towards our strategic objectives for the year. I will continue to work closely with the Board in laying solid foundations for the future growth and prosperity of our Company.

Richard Li
Chairman
August 18, 2005

Statement from the Deputy Chairman
and Group Managing Director

I am pleased to report our interim results for 2005 and the further progress we have made during the past six months in delivering results on our strategy.

First Half 2005 Results

Group revenue rose 9 percent to HK$11,701 million due primarily to stabilizing core telecom revenue and a higher contribution from Pacific Century Premium Developments Limited.

Profit for the period was HK$1,100 million, up 43 percent from the same period last year. After deducting minority interests, net profit attributable to our shareholders was HK$954 million, a 25 percent increase. The rise in net profit was due primarily to the 9 percent increase in consolidated revenue, a 10 percent reduction in general and administrative expenses, and higher net investment gains.

Earnings per share were 15.77 Hong Kong cents, an increase of 11 percent from the same period last year. It gives me great pleasure to inform you that the Board has declared an interim dividend of 6.5 Hong Kong cents per share.

Operations

Core telecom services (TSS) revenue decreased by less than 1 percent in the first half of 2005 from the same period a year ago to HK$7,497 million. Revenue growth from now Broadband TV (“now TV”) services, international connectivity and subcontracting services offset lower revenues from local telephony and IDD.

TSS operating costs were tightly controlled in the first half of 2005 resulting in a 10 percent year-on-year reduction. TSS EBITDA was therefore almost flat compared to the same period a year ago at HK$3,335 million. EBITDA margin was stable at 44 percent, the same level recorded in both the first and second half of 2004.

Fixed Line – We made good progress in slowing net fixed line loss in the face of strong competition. In June of 2003, our monthly line loss peaked at 38,000. In June 2004, we had reduced our line loss to 16,000 and in June 2005 our line loss was down to 1,000. It would appear that the fixed-line business will soon reach an inflection point, as line loss comes to an end. Indeed, in July, we achieved a small net line gain.

The significant reduction in line loss during the first half of 2005 was due in part to customer loyalty to our new generation fixed line (“NGFL”) service, which is enjoyed by nearly a million customers. NGFL and other targeted retention programs have secured more than 65 percent of our customer base on some form of term plan. Reduced churn during the first half of 2005 has been achieved with little impact on EBITDA margin.

Targeted incentive promotions launched during the first half of 2005 were well received by the market. We will continue to leverage on our new freedom to compete – to protect and reclaim market share.

Broadband – Total broadband access lines in service reached 857,000 as at the end of June 2005 from 796,000 as at the end of December 2004.

The number of installed now TV customers reached 441,000 as at the end of June 2005, up from 361,000 as at the end of December 2004 and 269,000 as at the end of June 2004. The percentage of customers paying for channels increased to 61 percent in June from 53 percent as at the end of December 2004.

now TV’s prospects were further enhanced recently following announcement of new long-term exclusive-content arrangements with HBO, STAR and Mei Ah Entertainment. In securing these exclusive arrangements, now TV has become the preferred home movie station in Hong Kong and we look forward to welcoming more movie fans as our customers.

These figures show the progress we have made during the past two years in stabilizing and revitalizing our core business.

Improved Core Performance

Business eSolutions – Revenue in the first half of 2005 was 1 percent higher than a year ago at HK$1,323 million. The number of business broadband customers continued to show positive growth. Higher revenue from our business broadband and China IT businesses was offset by lower revenue from our Hong Kong IT operations.

Pacific Century Premium Developments Limited – Bel-Air sales in the first half of 2005 continued to be impressive, with 197 units sold generating HK$3,107 million in sales proceeds. A further HK$497 million of surplus proceeds were distributed by the Cyberport project in June. Inclusive of the first distribution made in August last year, surplus proceeds received from the project to date have amounted to about HK$1,417 million.

UK Wireless Broadband – In the UK, our wireless broadband business will expand its coverage area and subscriber base. We are continuing to take a prudent approach by implementing a phased rollout. Marketing activity is on track for the next phase of expansion, after the UK summer holiday period.

SUNDAY Acquisition – Our acquisition of an approximate 59.9 percent majority interest in the Hong Kong mobile-phone company, SUNDAY Communications Limited (“SUNDAY”), was completed on June 22. This was followed by a mandatory unconditional cash offer to all other shareholders. As at August 16, our shareholding in SUNDAY had reached approximately 77.6 percent.

We believe that the SUNDAY acquisition is an important strategic step in our future development and will allow us to re-enter the wireless communications, data services and 3G markets in Hong Kong. It will also enable us to work towards fixed-mobile convergence in the future. The acquisition will enhance our ability to be China Netcom Group’s preferred mobile partner in mainland China.

We anticipate that substantial operating synergies can be achieved in various areas including marketing, operation of shop outlets, back office administration, call centers and corporate overhead. We also anticipate that the customer base of SUNDAY would be complementary to ours.

Integrating the two companies is and will be an important focus of our efforts in the coming months as we move forward as an integrated telecommunications provider offering both fixed and mobile services.

China Netcom Group Alliance

Our discussions with China Netcom Group on areas of investment cooperation have made good progress during the first half of 2005.

Broadband – The Group and China Netcom Group have reached a consensus under which the Group intends to acquire a 50 percent stake in China Netcom Broadband Corporation Limited, which provides broadband access and value added services in the cities of Hangzhou and Ningbo.

Property Development – Following a March MOU signed on joint property development in the mainland, the Group and China Netcom Group have jointly submitted an application to the Beijing Chaoyang district government seeking to acquire more land area adjacent to the China Netcom Group’s telephone exchange at Hujialou for development. The Group would develop and manage the project. Proceeding with the project is subject to obtaining the necessary government approvals.

Statement from the Deputy Chairman
and Group Managing Director

International Connectivity – Given the international business restructuring within China Netcom Group, the joint working team will continue to discuss possible forms of cooperation.

Directories (Yellow Pages) – China Netcom Group and the Group are in discussion to form a joint venture to operate a directories and related value-added-services business in 20 provinces of mainland China through ChinaBig.

Outlook

The Group has made significant progress since we set for ourselves the target of reducing line loss two years ago. In the face of stiff competition but thanks to our unflinching efforts to bring innovative products to the market, line loss has been greatly reduced with little impact on EBITDA margin. We have reached the inflection point, beyond which we can look forward to zero line loss.

The introduction of new products to the market, particularly NGFL services and now TV not only solidified our position as the technology leader, it also increased customer loyalty, and has established a whole new business in pay-TV within a very short space of time. Our IPTV operation is being studied by many companies around the world for introduction into their own market. One of the biggest potential markets is mainland China.

We are working to establish joint venture investments or cooperation agreements with China Netcom Group in broadband, property development, international business and directories (Yellow Pages). The criteria for making these investments are that they should be capex-light, provide early returns and leverage on the strength of both companies. We are confident that our new shareholder will continue to point us in the direction of good opportunities.

The acquisition of SUNDAY during the period will certainly enhance the Group’s position to participate eventually in the mobile business in mainland China. More immediate benefit to the Group is in bundling all of our fixed line, broadband, and mobile products, and in achieving operating synergies between the Group and SUNDAY. Our re-entry into the mobile phone market means the Group is again a comprehensive telecommunications provider and we can work with confidence towards the technological goal of fixed-mobile convergence.

The Group will continue to trim operating costs, and eliminate non-core business. Our debt repayment profile and average interest costs are at comfortable levels. Meanwhile, both the UK Broadband product launch and our IT operations arm Unihub are making satisfactory progress in the UK and mainland China, respectively.

When looking back from a few years hence, this year may be regarded as the turn-around point for the Group’s core telecom business. The Group’s management team is optimistic that building on the foundation already achieved in the core business in Hong Kong, the Group will go on to establish a strong leadership position in the region and internationally.

Jack So
Deputy Chairman and Group Managing Director
August 18, 2005

Management’s Discussion and Analysis

•	Revenue increased 9% to HK$11,701 million

•	EBITDA increased 2% to HK$3,237 million

•	Profit for the period increased 43% to HK$1,100 million

•	Profit attributable to equity holders of the Company increased 25% to HK$954 million

•	Basic earnings per share increased 11% to 15.77 HK cents

•	Declared interim dividend of 6.5 HK cents per share

•	Net Debt[1] reduced 33% to HK$17,614 million

•	General and administrative expenses reduced 10% to HK$3,834 million

•	Re-entering the mobile market via strategic acquisition of SUNDAY

MANAGEMENT REVIEW

The results of PCCW Limited (“PCCW” or the “Company”) and its subsidiaries (the “Group”) in the first half of 2005 showed continuing progress in delivering on its strategy.

Consolidated revenue for the six months ended June 30, 2005 increased 9% to HK$11,701 million and EBITDA increased 2% to HK$3,237 million. Profit for the period increased 43% to HK$1,100 million. Net of minority interests, profit attributable to equity holders of the Company increased 25% to HK$954 million. Basic earnings per share increased 11% to 15.77 HK cents. The Board of Directors of PCCW (the “Board”) has resolved to declare an interim dividend of 6.5 HK cents per share.

The increase in revenue was attributable to the higher contribution from Pacific Century Premium Developments Limited (“PCPD”), the Group’s property flagship subsidiary. PCPD’s sales of Bel-Air continued to be impressive, benefiting from the rising property market in Hong Kong.

Despite the high level of competition in the local telecommunications market, the Group’s premium products and services including now Broadband TV (“now TV”), New Generation Fixed Line (“NGFL”) services and PCCW Convergence, have proven to be successful in stabilizing its core revenue. Telecommunications Services (“TSS”) revenue decreased by less than 1% from the same period a year ago while TSS EBITDA remained fairly stable. Group and TSS EBITDA margins remained stable at approximately 28% and 44%, respectively.

In January 2005, the Office of the Telecommunications Authority (“OFTA”) issued a new fixed carrier licence to PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of PCCW, which allowed HKTC to move from ex-ante to ex-post regulation. This in turn, enabled HKTC to compete on a more level playing field and to react to market challenges and customer requirements more flexibly. In June 2003, net monthly line loss peaked at 38,000. The figure reduced to 16,000 in June 2004 and further to 1,000 in June 2005.

Celebrating its second anniversary, now TV has grown from 23 channels to over 70 channels and built a subscription base of 441,000 as at June 2005. Recently, the Group has entered into long-term arrangements with Satellite Television Asian Region Limited (STAR), HBO Pacific Partners (HBO) and Mei Ah Entertainment Group Limited, to broadcast their content exclusively on now TV. PCCW has put Hong Kong on center stage globally by deploying the largest scale commercial IPTV service in the world. now TV has begun to contribute increasingly significant revenue to the Group.

Management’s Disussion and Analysis

Apart from the progress achieved in its core business, PCCW made an important strategic move to re-enter the mobile market in Hong Kong. On June 22, 2005, the Group acquired approximately 59.87% interest in SUNDAY Communications Limited (“SUNDAY”), a company offering local wireless communications and data services, at an aggregate cash consideration of HK$1,164 million. Management of the Company believes that the acquisition was an important strategic step in the Group’s future development as it allowed the Group to enter the wireless communications, data services and 3G markets in Hong Kong. It also enables the Group to progress its planning towards fixed-mobile convergence services in the future and cements its ability to be the preferred mobile partner in mainland China of China Network Communications Group Corporation (“China Netcom Group”). Under the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Code on Takeovers and Mergers, a mandatory unconditional cash offer has been triggered. The offer period has been extended and the offer will remain open for acceptance until further notice. As at July 29, 2005, the Group held approximately 77.1% of the issued share capital of SUNDAY. For more information of the offer, please refer to the composite offer document dated July 8, 2005 and the joint announcement of the Company and SUNDAY dated July 29, 2005. For more information about the performance of SUNDAY, please refer to the 2005 interim results of SUNDAY released on August 18, 2005.

In the United Kingdom (“UK”), the wireless broadband business (“UK Broadband”) will continue to expand its coverage area and subscriber base. The Group is continuing to take a prudent approach by implementing a phased rollout.

The Group continued to exercise cautious cost control and saved 10% in general and administrative expenses by further improving corporate overhead efficiency, overall productivity and streamlining certain loss-making businesses.

De-leveraging remained as one of the Group’s key financial priorities. Net Debt1 as at June 30, 2005 reduced by another 33% to HK$17,614 million from HK$26,200 million as at December 31, 2004.

The Group has changed certain of its accounting policies following its adoption of new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively referred to as “new HKFRSs”), which are effective for accounting periods beginning on or after January 1, 2005. The adoption of the new HKFRSs is in accordance with HKICPA’s objective of full convergence with International Financial Reporting Standards, International Accounting Standards and Interpretations established by the International Accounting Standards Board. Comparative figures in 2004 have been restated as required to conform with the new HKFRSs. It should be noted that none of these changes affect the Group’s underlying business operation or cashflow.

FINANCIAL REVIEW BY SEGMENTS

For the six months ended HK$ million	Jun 30, 2005	Jun 30, 2004 (Restated)[4]	Dec 31, 2004 (Restated)[4]	Better/ (Worse) y-o-y

Revenue
TSS	7,497	7,549	7,785	(1)%
Business eSolutions[2]	1,323	1,312	1,389	1%
Infrastructure	3,352	2,321	3,542	44%
Bel-Air	3,179	2,096	3,319	52%
Infrastructure (ex. Bel-Air)	173	225	223	(23)%
Others	160	194	178	(18)%
Elimination	(631)	(597)	(671)	(6)%

Total Revenue	11,701	10,779	12,223	9%

Cost of sales	(5,893)	(4,536)	(5,995)	(30)%
Operating costs before depreciation
and amortization	(2,571)	(3,065)	(2,840)	16%

EBITDA[3]
TSS	3,335	3,347	3,491	0%
Business eSolutions[2]	27	72	16	(63)%
Infrastructure	322	358	416	(10)%
Bel-Air	230	213	337	8%
Infrastructure (ex. Bel-Air)	92	145	79	(37)%
Others	(447)	(599)	(535)	25%

Total EBITDA	3,237	3,178	3,388	2%

Group EBITDA Margin	28%	29%	28%	(1)%

EBITDA Margin (ex. Bel-Air)	35%	34%	34%	1%

Note 1:	Net Debt refers to short-term and long-term borrowings, excluding redemption premium of convertible bonds, minus cash and cash equivalents.

Note 2:	Business eSolutions included IT business provided under Unihub Limited (“Unihub”), retail business broadband and the Group’s directories businesses.

Note 3:	EBITDA represents earnings before interest, taxation, depreciation, amortization, gain/loss on disposal of property, plant and equipment, investment properties and interest in leasehold land held for own use, net other gains, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates and the Group’s share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with the new HKFRSs and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

Note 4:	2004 figures were restated in accordance with the new HKFRSs effective from January 1, 2005.

Management’s Discussion and Analysis

OPERATING DRIVERS

	Jun 30, 2005	Jun 30, 2004	Dec 31, 2004	Better/ (Worse)
				y-o-y	h-o-h

Exchange lines in service (’000)	2,514	2,662	2,567	(6)%	(2)%
Business lines (’000)	1,127	1,175	1,144	(4)%	(1)%
Residential lines (’000)	1,387	1,487	1,423	(7)%	(3)%

Fixed line market share[5]	67%	70%	68%	(3)%	(1)%
Business lines	68%	71%	69%	(3)%	(1)%
Residential lines	65%	70%	67%	(5)%	(2)%

New Generation Fixed-Line sign-ups (’000)	972	849	969	14%	0%

now TV installed (’000)	441	269	361	64%	22%

Total broadband access lines (’000)	857	753	796	14%	8%
(Consumer, business and wholesale customers)
Retail consumer broadband subscribers (’000)	715	558	660	28%	8%
Retail business broadband subscribers (’000)	80	68	74	18%	8%

Consumer narrowband subscribers (’000)	139	160	148	(13)%	(6)%

Traditional data (Exit Gbps)	262	211	234	24%	12%

Retail International Direct Dial (“IDD”) minutes (’M mins)	741	661	722	12%	3%

International Private Leased Circuit (“IPLC”) bandwidth
(Exit Mbps)	6,503	4,822	6,020	35%	8%

Note 5: June 30, 2005 market shares are provisional figures and y-o-y and h-o-h change is based on absolute percentage change.

TSS

The table below sets out the financial performance of TSS for the six months ended June 30, 2005 and 2004:

For the six months ended HK$ million	Jun 30, 2005	Jun 30, 2004 (Restated)[4]	Dec 31, 2004 (Restated)[4]	Better/ (Worse) y-o-y

Local Telephony Services	2,462	2,739	2,671	(10)%
Local Data Services	2,219	2,164	2,222	3%
International Telecommunications Services	1,167	1,176	1,209	(1)%
Other Services	1,649	1,470	1,683	12%

TSS Revenue	7,497	7,549	7,785	(1)%

Cost of sales	(2,175)	(2,006)	(2,268)	(8)%
Operating costs before depreciation
and amortization	(1,987)	(2,196)	(2,026)	10%

TSS EBITDA	3,335	3,347	3,491	0%

TSS EBITDA Margin	44%	44%	45%	0%

TSS continued to actively manage its business and operations in response to the challenging operating and regulatory environment in Hong Kong’s telecommunications market. PCCW’s innovative products, NGFL services, PCCW Convergence, and now TV, continue to bring enhanced features to its customers and the quality of service is seen as a key differentiator against competitors.

TSS revenue for the six months ended June 30, 2005 decreased by less than 1% to HK$7,497 million. The decline in traditional telecommunications services was offset by an increase in broadband and now TV; certain international connectivity and technical subcontracting services revenue.

Local Telephony Services. Revenue from local telephony services for the six months ended June 30, 2005 decreased 10% to HK$2,462 million. This primarily reflected a reduction in the overall number of direct exchange lines in service operated by the Group as a result of competition from other network operators, and substitution by broadband access lines and wireless telecommunications services.

Under the new fixed carrier licence issued by OFTA to HKTC in early 2005, the Group is no longer required to obtain prior approval of tariff revisions, but merely notifies the regulator one day before the changes become effective. Various targeted marketing programmes were launched to retain and win-back fixed line customers. As a result, net line loss reduced significantly to 53,000 for the six months ended June 30, 2005 from 117,000 for the same period in 2004.

According to industry statistics provided by OFTA and the Group’s estimate, the total number of direct exchange lines in the fixed line market contracted by approximately 0.7% in the first six months of 2005 as compared to 0.8% for the same period in 2004. As at June 30, 2005, the Group operated approximately 2,514,000 direct exchange lines with overall market share stabilizing at approximately 67%, compared to 2,567,000 lines and 68% market share at the end of 2004.

Management’s Discussion and Analysis

Local Data Services. Local data services revenue for the six months ended June 30, 2005 increased 3% to HK$2,219 million. Demand for broadband products and services continued to be strong during the period and customer churn rate remained low as subscription of now TV increased stickiness. By the end of June 2005, total broadband access lines reached 857,000 while 441,000 now TV services were installed.

Increase in broadband and now TV revenue was partially offset by the decline in revenue from the provision of local area and wide area (LAN and WAN) corporate networks, and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers as a result of severe pricing pressure.

International Telecommunications Services. International telecommunications services revenue for the six months ended June 30, 2005 decreased marginally to HK$1,167 million. The international telecommunications market continued to be competitive, driving down retail prices while boosting traffic volume. IPLC bandwidth sold increased 35% to 6,503 Mbps while retail outgoing IDD traffic increased 12% to 741 million minutes. Unit prices of IPLC, IDD and other international data products were lower than those in 2004, which were in line with the global market trend.

Other Services. Other services revenue for the six months ended June 30, 2005 increased 12% to HK$1,649 million. This was due to a higher contribution from certain international connectivity and technical subcontracting businesses as a result of increased sales force efficiency.

Business eSolutions (including Unihub)

Business eSolutions revenue for the six months ended June 30, 2005 slightly increased 1% to HK$1,323 million primarily due to a more significant revenue contribution from the Group’s retail business broadband business. The number of high-speed business broadband customers (inclusive of leased lines) grew to 80,000 as at June 30, 2005 from 74,000 at the end of 2004. The Group’s Unihub business in mainland China continued to grow although the IT and systems integration business in Hong Kong remained competitive.

Infrastructure

Infrastructure revenue for the six months ended June 30, 2005 increased 44% to HK$3,352 million, primarily representing the contribution from PCPD. Bel-Air continued to show impressive sales performance, riding on the favorable property market conditions in Hong Kong.

Revenue from Infrastructure excluding Bel-Air dropped 23% as a result of the completion of the disposal of PCCW Tower in February 2005.

The Company converted Tranche A of the Convertible Notes (as defined in the shareholder circular of the Company dated March 26, 2004) issued by PCPD on May 10, 2004 with the principal amount of HK$1,170 million effective March 1, 2005. Immediately after the conversion and as at June 30, 2005, the stake of the Group in PCPD was 61.66% .

For more information about the performance of the Infrastructure segment, please refer to the 2005 interim results of PCPD released on August 18, 2005.

Others and Elimination

Other revenue primarily included revenue from the Group’s businesses in Taiwan and Japan. The Group continued to streamline certain loss-making businesses including JALECO Ltd. (“JALECO”), the Group’s gaming business in Japan. Thus, other revenue decreased 18% to HK$160 million.

Subsequent to June 30, 2005, PCCW announced on July 22, 2005 the disposal of the Group’s 79.72% interest in JALECO for a cash consideration of approximately US$47 million or HK$367 million. Subject to completion adjustments, the transaction should yield a book profit of approximately HK$160 million.

Elimination of HK$631 million predominantly relates to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between the Group’s business units.

COSTS

For the six months ended HK$ million	Jun 30, 2005	Jun 30, 2004 (Restated)[4]	Dec 31, 2004 (Restated)[4]	Better/ (Worse) y-o-y

Staff costs	1,438	1,677	1,319	14%
Repair and maintenance	174	173	185	(1)%
Other operating costs	959	1,215	1,336	21%

Total operating costs before
depreciation and amortization	2,571	3,065	2,840	16%
Depreciation and amortization	1,296	1,257	1,278	(3)%
(Gain)/Loss on disposal of fixed assets	(33)	(75)	19	(56)%

General and administrative expenses	3,834	4,247	4,137	10%

The Group achieved 10% savings in general and administrative expenses during the period by further improving corporate overhead efficiency and overall productivity and further streamlining certain loss-making businesses.

Total cost of sales for the six months ended June 30, 2005 increased 30% to HK$5,893 million primarily due to a higher cost of properties sold in relation to the increased Bel-Air sales, an increase in cost of sales of now TV and certain international connectivity business.

EBITDA3

Group EBITDA for the six months ended June 30, 2005 increased 2% to HK$3,237 million while TSS EBITDA remained fairly stable compared to the same period a year ago. This reflected the ongoing effort in slowing fixed line loss, growing new broadband revenue streams and tight control over operating expenses.

Group EBITDA margin and TSS margin for the six months ended June 30, 2005 remained fairly stable at approximately 28% and 44%, respectively.

REACH

Effective from March 1, 2005, the Company agreed with Telstra Corporation Limited (“Telstra”) and Reach Ltd. (“REACH”) on a new operating model under which REACH would operate as an outsourcer of telecommunications network services for the Group and Telstra and its subsidiaries (“Telstra Group”). As part of the arrangements implementing the new operating model for REACH, the International Services Agreement (dated October 13, 2000, as amended) and the Capacity Prepayment Agreement (dated April 15, 2003) were terminated.

Further, as part of the arrangements, the Group and the Telstra Group agreed to acquire indefeasible rights to use the international undersea cable capacity of REACH and its subsidiaries (“REACH Group”) (the “IRU”) in consideration for US$157 million each. In the case of the Group, this amount was settled by way of set-off against the equivalent amount of outstanding shareholder loan owed by the REACH Group, and not by way of new cash injections.

The Group believes that under the new operating model, REACH’s cost base and structure can be streamlined for further cost efficiency. REACH’s financial position would be further stabilized and, going forward, the shareholders’ objective is to ensure REACH’s reliance on their financial support can be eliminated.

Management’s Discussion and Analysis

Other Gains, Net

Net other gains of HK$545 million for the six months ended June 30, 2005 primarily included net realized and unrealized gains on cross currency swap contracts and on certain other investments of the Group.

Interest Income and Finance Costs

Interest income increased nearly ten times mainly due to the higher average cash balance in the first six months in 2005. HK$7.9 billion of proceeds from China Netcom Group and the balance from the disposal of PCCW Tower of approximately HK$2.5 billion were received during the period. Finance costs for the six months ended June 30, 2005 increased 9% to HK$1,100 million primarily due to interest and premium paid for the early repurchase of the Yen 30,000 million 3.65% guaranteed notes due 2031 (“Yen Note”). The Group prudently managed its interest rate risk by moving virtually all of its long-term and short-term debt from floating to fixed rates in view of the rising interest rate environment. Average cost of debt for the six months ended June 30, 2005 was approximately 6.6% .

Share of Results of Associates

Share of results of associates of HK$100 million for the six months ended June 30, 2005 (2004: HK$8 million) primarily represented the Group’s share of unrealized gain on its investment in MobileOne Ltd (“MobileOne”).

Subsequent to June 30, 2005, PCCW announced that on August 17, 2005, a conditional agreement has been signed for the disposal of approximately 12.1% interest in MobileOne, by its joint venture with Cable and Wireless plc, Great Eastern Telecommunications Limited. The Company will receive approximately US$77 million as its share of the consideration.

Taxation

Taxation expense for the six months ended June 30, 2005 increased 36% to HK$590 million primarily due to the increase in profit before taxation. The Group’s effective tax rate for the six months ended June 30, 2005 was 35% (2004: 36%). This rate is higher than the statutory tax rate of 17.5% mainly due to the fact that the Hong Kong tax system does not allow for group loss relief. The Group’s financing costs, to the extent that they are attributable to the acquisition of shares, are non-deductible. Excluding these factors, the Group would have an effective tax rate around the statutory tax rate of 17.5% .

Profit Attributable to Equity Holders of the Company

Profit attributable to equity holders of the Company for the six months ended June 30, 2005 increased 25% to HK$954 million mainly due to a 9% increase in consolidated revenue, a 10% reduction in general and administrative expenses, and higher net realized and unrealized gains on certain other investments of the Group.

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to deleverage and reduce Net Debt1 by 33% to HK$17,614 million as at June 30, 2005 from HK$26,200 million as at December 31, 2004. Weighted average maturity was above 4 years. As at June 30, 2005, HKTC had a total of HK$10,300 million committed medium-term revolving credit facilities which remained undrawn.

In February 2005, PCCW Tower, the Group’s headquarters in Hong Kong, was disposed of at a cash consideration of HK$2,808 million.

In March 2005, the shareholders of PCCW approved the strategic alliance transaction between the Company and China Netcom Group whereby China Netcom Group paid approximately HK$7,927 million in cash for an approximately 20% stake in the enlarged issued share capital of the Company.

Subsequent to the first distribution of the surplus proceeds of the Cyberport project between the Government and PCCW in August 2004, a further HK$497 million was distributed to the Group in June 2005.

The acquisition of approximately 59.87% of SUNDAY was completed on June 22, 2005 and HK$1,164 million was paid. On July 29, 2005, the Group provided financial resources to SUNDAY to prepay the loans and performance bonds outstanding under the facility agreement with Huawei Tech. Investment Co., Limited, an equipment supplier to and a shareholder of SUNDAY. Management of the Company believes that such facilities would have been cost ineffective to the Group.

The Group continued to prudently manage its debt profile and the following financing activities took place since the beginning of the year:

  Redemption of US$54 million 5% mandatory convertible note due to Telstra (“Telstra Note”) on June 30, 2005.

  Repurchase and cancellation of the Yen Note on June 30, 2005.

  Issuance of US$500 million 5.25% guaranteed notes due 2015 on July 20, 2005.

The Group’s gross debt to total assets was 57.5% as at June 30, 2005.

Credit Ratings of HKTC

As of June 30, 2005, HKTC had investment grade ratings with Standard & Poor’s Ratings Services (BBB/Positive), Moody’s Investors Service (Baa2/Stable) and Fitch Ratings (BBB+/Stable). On July 13, 2005, Fitch Ratings reaffirmed its BBB+ rating but revised the rating outlook to Negative from Stable.

CAPITAL EXPENDITURE

Group capital expenditure for the six months ended June 30, 2005 remained stable at HK$691 million (2004: HK$690 million), excluding the IRU acquired by the Group. The majority of capital expenditure was spent on new initiatives including now TV, UK Broadband project, NGFL services, broadband access lines, and data services.

PCCW has made significant investment in its communications network in previous years. This included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. Besides on-going core network expansion, the capital expenditure in 2005 will cover development of the full IP Network, mobile network services and other new products and services. PCCW will continue to invest prudently, using criteria including internal rate of return, net present value and payback period.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a sub-committee of the Executive Committee of the Board, determines appropriate risk management activities undertaken with the aim of managing prudently the market risk associated with transactions undertaken in the normal course of the Group’s business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee of the Company, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group’s financial results. Costs associated with entering into such contracts are not material to the Group’s financial results.

CHARGE ON ASSETS

As at June 30, 2005, certain assets of the Group with an aggregate carrying value of HK$1,770 million (December 31, 2004: HK$67 million) were pledged to secure loans and borrowing facilities utilized by the Group.

Certain other financial assets at fair value through profit or loss, with an aggregate value of HK$168 million (December 31, 2004: HK$224 million of other investments), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002.

As at December 31, 2004, the Group’s equity interest in REACH was used to secure the Telstra Note. The charge was released upon the full redemption of the Telstra Note on June 30, 2005.

Management’s Discussion and Analysis

CONTINGENT LIABILITIES

HK$ million	As at Jun 30, 2005 (Unaudited)	As at Dec 31, 2004 (Audited)

Performance guarantee	288	129
Others	35	119

	323	248

Apart from the above, on April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$105 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Chapter 4 of the Laws of Hong Kong. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the Directors consider that HKT has valid defenses and therefore no provision has been made.

HKTC is in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) regarding the deductibility of certain interest and financing expenses. On April 21, 2005, HKTC received additional assessments for the years of assessment from 2000/01 to 2003/04 totaling HK$240 million as a result of the disallowance by the IRD of the disputed expenses. A formal objection has been lodged by HKTC to the IRD against the additional assessments on May 20, 2005. The Directors consider that their grounds for claiming the deduction are reasonable and therefore no provision for taxation has been made.

HUMAN RESOURCES

As at June 30, 2005, the Group had approximately 12,661 employees (2004: 12,415), excluding employees of SUNDAY. The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company’s business performance targets. Payment of bonuses is generally based on achievement of revenue and EBITDA targets for the Company’s individual businesses and the Group as a whole. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

PCCW places great emphasis on training and developing its people to keep the Company at the leading edge of Information and Communication Technologies as well as at the forefront of the best business and customer service practices. A wide spectrum of training programs on product, system, business and management practices were provided to help build a competitive workforce and cultivate effective managerial practices throughout the Group. Career and leadership development programs and various trainee schemes were in place to take care of career development of both internal talents and top-notch graduate intakes while serving to build general business and management strength for the Group.

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of 6.5 HK cents per share for the six months ended June 30, 2005 to shareholders whose names appear on the Register of Members of the Company on September 27, 2005 and payable on or around October 4, 2005. An interim dividend of 5.5 HK cents per share was paid by the Company on November 25, 2004.

The Register of Members will be closed from September 23, 2005 to September 27, 2005 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend of 6.5 HK cents per share, all transfers, accompanied by the relevant share certificates, should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on September 22, 2005. Dividend warrants will be despatched on or around October 4, 2005.

Unaudited Consolidated Income Statement

For the six months ended June 30, 2005

In HK$ million (except for earnings per share)	Note	2005	2004 (Restated) (Note 20)

Turnover	4	11,701	10,779
Cost of sales		(5,893)	(4,536)
General and administrative expenses		(3,834)	(4,247)
Other gains, net	5	545	224
Restructuring costs		–	(27)
Interest income		171	16
Finance costs		(1,100)	(1,011)
Share of results of jointly controlled companies		–	(4)
Share of results of associates		100	8

Profit before taxation	6	1,690	1,202
Income tax	7	(590)	(435)

Profit for the period	4	1,100	767

Attributable to:
Equity holders of the Company		954	766
Minority interests		146	1

Profit for the period		1,100	767

Interim dividend proposed after the interim period	8(a)	437	–

Earnings per share	9
Basic		15.77 cents	14.27 cents

Diluted		15.75 cents	14.18 cents

Unaudited Consolidated Balance Sheet

As at June 30, 2005

In HK$ million	Note(s)	As at June 30, 2005	As at December 31, 2004
			(Restated) (Note 20)

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	16	15,602	14,023
Investment properties		3,309	5,074
Interest in leasehold land held for own use		671	1,186
Properties held for/under development		1,846	6,082
Goodwill		2,270	960
Intangible assets	16	1,382	1,266
Interests in jointly controlled companies	16 & 18	11	1,227
Interest in associates		676	647
Investment securities	16	–	388
Held-to-maturity investments		21	31
Available-for-sale financial assets	16	456	–
Net lease payments receivable		259	287
Deferred tax assets		43	38
Other non-current assets		125	272

		26,671	31,481

Current assets
Properties under development		5,578	469
Sales proceeds held in stakeholders’ accounts		4,812	4,418
Restricted cash		853	904
Prepayments, deposits and other current assets	16	1,495	1,762
Inventories	16	446	470
Amounts due from related companies		9	4
Derivative financial instruments		69	–
Other financial assets at fair value through profit or loss	16	275	–
Other investments	16	–	313
Investment in unconsolidated subsidiaries held for sale		45	51
Accounts receivable, net	10 & 16	1,821	1,639
Cash and cash equivalents	16	10,846	3,494

		26,249	13,524

In HK$ million	Note	As at June 30, 2005	As at December 31, 2004
			(Restated) (Note 20)

Current liabilities
Short-term borrowings		(10,119)	(9,031)
Derivative financial instruments		(192)	–
Accounts payable	11	(1,031)	(932)
Accruals, other payables and deferred income		(5,215)	(6,617)
Provisions		(4,670)	(1,584)
Amounts due to related companies		(419)	(366)
Gross amounts due to customers for contract work		(18)	(5)
Advances from customers		(1,005)	(1,052)
Taxation		(658)	(1,080)

		(23,327)	(20,667)

Net current assets/(liabilities)		2,922	(7,143)

Total assets less current liabilities		29,593	24,338

Non-current liabilities
Long-term liabilities		(20,312)	(20,663)
Amounts due to minority shareholders of subsidiaries		(11)	(11)
Deferred tax liabilities		(2,237)	(2,312)
Deferred income		(1,142)	(1,227)
Defined benefit liability		(286)	(317)
Provisions		(2,505)	(4,884)
Other long-term liabilities		(817)	(704)

		(27,310)	(30,118)

Net assets/(liabilities)		2,283	(5,780)

CAPITAL AND RESERVES
Share capital	12	1,680	1,344
Deficit	13	(1,437)	(8,983)

Equity attributable to equity holders of the Company		243	(7,639)
Minority interests		2,040	1,859

Total equity		2,283	(5,780)

Unaudited Consolidated Statement of
Changes in Equity

For the six months ended June 30, 2005

In HK$ million					2005
	Attributable to equity holders of the Company									Minority interests	Total equity

	Share capital	Share premium	Special capital reserve	Employee share- based compensation reserve	Property revaluation reserve	Convertible note and bonds reserve	Currency translation reserve	Deficit	Total

At December 31, 2004, as previously stated	1,344	18	19,980	–	25	–	(44)	(28,039)	(6,716)	1,816	(4,900)
Prior period adjustments in respect of:
Employee share-based compensation	–	–	–	147	–	–	–	(147)	–	–	–
Deferred tax arising from the revaluation of investment properties	–	–	–	–	122	–	–	(77)	45	43	88
Deferral of up-front installation fees	–	–	–	–	–	–	–	(1,005)	(1,005)	–	(1,005)
Interest in leasehold land held for own use	–	–	–	–	–	–	–	32	32	–	32
Restatement of investment properties to property, plant and equipment	–	–	–	–	8	–	–	(3)	5	–	5

At December 31, 2004, as restated	1,344	18	19,980	147	155	–	(44)	(29,239)	(7,639)	1,859	(5,780)
Opening balance adjustments in respect of:
Financial instruments	–	–	–	–	–	202	–	(557)	(355)	–	(355)
Transfer of revaluation reserve to deficit	–	–	–	–	(155)	–	–	155	–	–	–

At January 1, 2005, restated	1,344	18	19,980	147	–	202	(44)	(29,641)	(7,994)	1,859	(6,135)
Net losses recognized directly in equity:
Translation exchange difference	–	–	–	–	–	–	(28)	–	(28)	4	(24)
Transfer to special capital reserve	–	–	3,010	–	–	–	–	(3,010)	–	–	–
Profit for the period	–	–	–	–	–	–	–	954	954	146	1,100
Employee share-based compensation	–	–	–	54	–	–	–	–	54	–	54
Exercise of staff share options	–	3	–	–	–	–	–	–	3	–	3
Elimination of losses for the period from
January 1, 2005 to June 29, 2005 against special capital reserve	–	–	(496)	–	–	–	–	496	–	–	–
Issue of ordinary shares, net of issuing expenses	336	7,563	–	–	–	–	–	–	7,899	–	7,899
Dividend paid in respect of the previous year	–	–	–	–	–	–	–	(645)	(645)	–	(645)
Dividend paid to minority shareholders of a subsidiary in respect of the previous year	–	–	–	–	–	–	–	–	–	(64)	(64)
Minority interests arising on exercise of convertible note	–	–	–	–	–	–	–	–	–	88	88
Minority interests arising from acquisition of a subsidiary	–	–	–	–	–	–	–	–	–	7	7

At June 30, 2005	1,680	7,584	22,494	201	–	202	(72)	(31,846)	243	2,040	2,283

In HK$ million		2004

		Attributable to equity holders of the Company						Minority interests	Total equity

	Share capital	Share premium	Employee share-based compensation reserve	Property revaluation reserve	Currency translation reserve	Deficit	Total

At January 1, 2004, as previously stated	1,343	173,460	–	305	(97)	(182,850)	(7,839)	303	(7,536)
Prior period adjustments in respect of:
Employee share-based compensation	–	–	55	–	–	(55)	–	–	–
Deferred tax arising from the revaluation of
investment properties	–	–	–	126	–	–	126	–	126
Deferral of up-front installation fees	–	–	–	–	–	(1,093)	(1,093)	–	(1,093)
Interest in leasehold land held for own use	–	–	–	–	–	25	25	–	25
Restatement of investment properties to property,
plant and equipment	–	–	–	24	–	(2)	22	–	22

At January 1, 2004, as restated	1,343	173,460	55	455	(97)	(183,975)	(8,759)	303	(8,456)
Net gains/(losses) recognized directly in equity:
Translation exchange differences	–	–	–	–	19	–	19	1	20
Valuation adjustment	–	–	–	(255)	–	–	(255)	–	(255)
Realization of negative goodwill on disposal
of interest in subsidiaries	–	–	–	–	–	(7)	(7)	–	(7)
Deemed disposal of interest in subsidiaries	–	–	–	–	–	–	–	175	175
Placement of shares of a subsidiary	–	–	–	–	–	–	–	359	359
Prior period adjustment in respect of
employee share-based compensation	–	–	53	–	–	–	53	–	53
Prior period adjustment in respect of minority
share upon adoption of new interpretation of
accounting standard on deferred taxation	–	–	–	–	–	–	–	32	32

Profit for the period, as previously stated	–	–	–	–	–	805	805	1	806
Prior period adjustments in respect of:
Employee share-based compensation	–	–	–	–	–	(53)	(53)	–	(53)
Deferral of up-front installation fees	–	–	–	–	–	43	43	–	43
Interest in leasehold land held for own use	–	–	–	–	–	3	3	–	3
Gain on deemed disposal of interest in subsidiaries
and placement of shares of a subsidiary upon
adoption of new interpretation of
accounting standard on deferred taxation	–	–	–	–	–	(32)	(32)	–	(32)

Profit for the period, as restated	–	–	–	–	–	766	766	1	767

At June 30, 2004, as restated	1,343	173,460	108	200	(78)	(183,216)	(8,183)	871	(7,312)

Unaudited Condensed Consolidated
Cash Flow Statement
For the six months ended June 30, 2005

In HK$ million	2005	2004

Net cash inflow from operating activities	1,587	930
Net cash inflow/(outflow) from investing activities	804	(929)
Net cash inflow/(outflow) from financing activities	4,998	(2,537)

Increase/(Decrease) in cash and cash equivalents	7,389	(2,536)
Exchange realignment	(37)	19
Cash and cash equivalents at January 1	3,494	5,535

Cash and cash equivalents at June 30	10,846	3,018

Analysis of the balance of cash and cash equivalents:
Cash and bank balances	11,717	6,622
Bank overdrafts and loans repayable within three months
from the date of advance	(18)	(20)
Less: Restricted cash	(853)	(3,584)

	10,846	3,018

Notes to the Unaudited Condensed
Consolidated Financial Statements
For the six months ended June 30, 2005

1.	BASIS OF PREPARATION

The unaudited condensed consolidated financial statements of PCCW Limited (the “Company”) and its subsidiaries (collectively known as the “Group”) have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The unaudited condensed consolidated financial statements have been reviewed by the Company’s Audit Committee and, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the HKICPA, by the Company’s auditors.

The preparation of the unaudited condensed consolidated financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The accounting policies and methods of computation used in preparing these unaudited condensed consolidated financial statements are consistent with those followed in preparing the Group’s annual financial statements for the year ended December 31, 2004, except that the Group has changed certain of its accounting policies following its adoption of new Hong Kong Financial Reporting Standards (“HKFRSs”), HKASs and Interpretations (hereinafter collectively referred to as “new HKFRSs”) which are effective for accounting periods beginning on or after January 1, 2005.

The new HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending December 31, 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of this interim report. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of this interim report.

The changes to the Group’s accounting policies and the effect of adopting these new policies are set out in note 2 below.

Notes to the Unaudited Condensed
Consolidated Financial Statements

2.	CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. The Group has adopted the new HKFRSs below, which are relevant to its operations, in the preparation of the unaudited condensed consolidated financial statements. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investment in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 12	Consolidation – Special Purpose Entities
HKAS-Int 15	Operating Leases – Incentives
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations
HK-Int 3	Revenue – Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

2.	CHANGES IN ACCOUNTING POLICIES (continued)

The adoption of HKASs 1, 2, 7, 8, 10, 11, 12, 14, 16, 19, 21, 23, 24, 27, 28, 31, 33, 34 and 37, HKAS-Ints 12 and 15, HKFRS 5 and HK-Int 4 did not result in substantial changes to the Group’s accounting policies. In summary:

	–	HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associates and jointly controlled companies and other disclosures.

	–	HKASs 2, 7, 8, 10, 11, 12, 14, 16, 19, 21, 23, 27, 28, 31, 33, 34, 37, HKAS-Ints 12 and 15, HKFRS 5 and HK-Int 4 had no material effect on the Group’s accounting policies.

	–	HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The effect of the adoption of certain new HKFRSs, which results in substantial changes to the Group’s accounting policies, is set out below.

HKAS 17

In prior years, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write off the cost on a straight-line basis over the shorter of the lease term and the estimated useful lives of the buildings.

With the adoption of HKAS 17 as from January 1, 2005, the interest in leasehold land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be separately identified from the fair value of the interest in leasehold land at the time the lease was first entered into by the Group, or taken over from the previous leasee, or at the date of construction of those buildings, if later. Any prepaid land premiums for acquiring the land leases, or other lease payments, are amortized in the income statement on a straight-line basis over the lease term or where there is impairment, the impairment is expensed in the income statement. This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly. The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

HKAS 18

In prior years, up-front fees received for installation of equipment and activation of customer service were recognized when installation and activation were completed.

Upon the adoption of HKAS 18 as from January 1, 2005, up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period, which is estimated based on the expected stabilized churn rate. The change in accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly. The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

Notes to the Unaudited Condensed
Consolidated Financial Statements

2.	CHANGES IN ACCOUNTING POLICIES (continued)

HKASs 32 and 39

In prior years, the accounting policies for certain financial instruments were as follows:

	–	Equity investments, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, were classified as (i) investment securities, where the investments were held on a continuing basis for an identifiable long-term purpose were classified as investment securities and were stated at cost less any provisions for diminution in value; and (ii) other investments, where the investments were other than investment securities and held-to-maturity securities and were stated at fair value with changes in fair value recognized in the income statement as they arose.

	–	The notional amounts of derivative financial instruments, including interest rate and currency swaps, forward interest rate agreements, interest rate options and equity options, entered into by the Group were not reflected in the balance sheet. The related interest flows were accounted for on an accrual basis and the premiums received or paid on written or purchased options were amortized over the terms of the respective options.

	–	Convertible note and bonds issued were stated at amortized cost (including transaction costs), with any difference between the cost and redemption value being recognized in the income statement over the period of the convertible note and bonds on a straight-line basis.

With effect from January 1, 2005, and in accordance with HKASs 32 and 39, the following new accounting policies have been adopted for the financial instruments mentioned above:

	–	All non-trading investments, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, are classified as available-for-sale financial assets and carried at fair value. Changes in fair value are recognized in the fair value reserve under equity, unless there is objective evidence that an individual investment has been impaired. If there is objective evidence that an individual investment has been impaired, any amount held in the fair value reserve in respect of the investment is transferred to the income statement for the period in which the impairment is identified. Any subsequent increase in the fair value of available-for-sale financial assets is recognized directly in the fair value reserve. If there is no reasonable estimate on the fair value, the available-for-sale financial asset is stated at cost less impairment loss.

	–	All derivative financial instruments entered into by the Group are stated at fair value. Changes in fair value are recognized in the income statement as they arise.

	–	Convertible note and bonds issued, that are convertible into shares of the Company at a fixed number, are split into their liability and equity components at initial recognition by recognizing the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortized cost (including transaction costs), with any difference between the fair value at initial recognition and redemption value being recognized in the income statement over the period of the convertible note and bonds on an effective interest rate basis. The equity component is recognized in the convertible note and bonds reserve until the note or bond is either converted (in which case it is transferred to share premium) or the note or bond is redeemed (in which case it is released directly to deficit).

2.	CHANGES IN ACCOUNTING POLICIES (continued)

HKASs 32 and 39 (continued)

	–	Fair value of financial instruments is estimated as follows:

		(i)	The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.

		(ii)	The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine the fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

		(iii)	The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The above changes in accounting policies were adopted by way of an adjustment to the opening balances of deficit or convertible note and bonds reserve as at January 1, 2005. Comparative amounts have not been restated nor has the opening balance of the fair value reserve been restated as this is prohibited by the transitional arrangements in HKAS 39. The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

HKFRS 3 and HKASs 36 and 38

In prior periods, goodwill arising on consolidation for acquisitions:

	–	before January 1, 2001 was taken directly to reserves at the time it arose, and was not recognized in the income statement until disposal or impairment of the acquired business; and

	–	on or after January 1, 2001 was amortized on a straight-line basis over its useful life and was subject to impairment testing when there were indications of impairment.

With effect from January 1, 2005, in accordance with the transitional arrangements under HKFRS 3, and the provisions of HKASs 36 and 38:

–	The Group ceased amortization of goodwill prospectively;

–	The cumulative amount of amortization as at January 1, 2005 has been offset against the cost of the goodwill, with no comparative amounts restated;

–	Goodwill which had previously been taken directly to reserves will not be recognized in the income statement on disposal or impairment of the acquired business, or under any other circumstances;

–	Goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount; and

–	The Group has reassessed the useful lives of its intangible assets and no adjustment is resulted from this reassessment.

The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

Notes to the Unaudited Condensed
Consolidated Financial Statements

2.	CHANGES IN ACCOUNTING POLICIES (continued)

HKAS 40

In prior years, changes arising on the revaluation of the Group’s investment properties were recognized directly in the property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, in which case the excess was charged to the income statement. When a deficit previously recognized in the income statement reversed, the reversal was recognised as a credit in the income statement. Revaluation reserve was included in the calculation of the gain or loss on disposal of an individual investment property.

For dual use properties, the parts held for own use and used as investment properties were accounted for separately if more than 15% by area or value of the property was occupied by members of the Group.

Upon the adoption of HKAS 40 as from January 1, 2005, all changes in the fair value of investment properties are recognized directly in the income statement in accordance with the fair value model in HKAS 40. There is no requirement for the Group to restate the comparative information and accordingly, any adjustment relating to the treatment of the property revaluation surplus has been made to the deficit as at January 1, 2005, including the reclassification of any amount held in the property revaluation reserve.

In addition, HKAS 40 states that dual use properties can only be classified as investment properties if:

	–	the portion used as investment properties can be separately sold or leased out under finance lease; or

	–	the portion occupied by members of the Group is insignificant.

Upon the adoption of HKAS 40 as from January 1, 2005, part of the properties being accounted for as investment properties in prior years is treated as properties held for own use and hence is accounted for in accordance with HKAS 16. The change in accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

HKAS-Int 21

In prior years, the Group was required to apply the tax rate that would be applied for recovery of the carrying value of the investment properties through sale to determine whether any amounts of deferred tax liabilities should be recognized on the revaluation of investment properties.

As from January 1, 2005, in accordance with HKAS-Int 21, the Group recognizes deferred tax liabilities on movements in the value of an investment property using tax rates that are applied for recovery of the carrying value of the investment properties through use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model. The change in accounting policy has been adopted retrospectively and the resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

2.	CHANGES IN ACCOUNTING POLICIES (continued)

HKFRS 2

In prior years, no amounts were recognized for the equity-settled share-based payment transactions in the Group, including:

	–	share options granted to employees or directors of the Group to acquire shares of the Company at specified exercise prices under the share option schemes operated by the Group;

	–	shares of the Company granted to employees (but not directors) of the Group under the share award schemes operated by the Group; and

	–	certain shares granted to employees of the Group by the principal shareholder of the Company.

If the employees or directors of the Group chose to exercise the share options, the nominal amount of share capital and share premium were credited only to the extent of the share option’s exercise price receivable.

With effect from January 1, 2005, in order to comply with HKFRS 2, the Group recognizes the fair value of such share options or shares as an expense in the income statement. A corresponding increase is recognized in the employee share-based compensation reserve under equity. Where the employees or directors are required to meet vesting conditions before they become entitled to the share options or shares, the Group recognizes the fair value of the share options or shares granted as an expense over the vesting period. If the employees or directors choose to exercise share options, the respective amount in the employee share-based compensation reserve is transferred to share capital and share premium, together with the exercise price. At each balance sheet date, the Group revises its estimates of the number of share options or shares that are expected to become vested. The impact of the revision of original estimates, if any, is recognized in the income statement with a corresponding adjustment to the employee share-based compensation reserve over the remaining vesting period.

The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of share options or shares:

	–	all share options or shares granted to employees or directors on or before November 7, 2002; and

	–	all share options or shares granted to employees or directors after November 7, 2002 but had been vested before January 1, 2005.

The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

HK-Int 3

In prior years, revenue arising from the pre-sales of properties under development was recognized on the percentage of construction completion basis.

Upon the adoption of HK-Int 3 as from January 1, 2005, revenue arising from the pre-completion contracts for the sale of development properties entered into on or after January 1, 2005 is recognized when the property is completed. Payments received from the purchasers prior to this stage are recorded as customers’ deposits received and are deducted from the carrying value of properties under development. The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

The following sets out summary of the effect of the abovementioned changes in accounting policies for the annual accounting period beginning on January 1, 2005 which have been reflected in the unaudited condensed consolidated financial statements.

Notes to the Unaudited Condensed
Consolidated Financial Statements

2.	CHANGES IN ACCOUNTING POLICIES (continued)

	a.	Effect on the unaudited consolidated income statement

In respect of the six-month period ended June 30, 2005, the following table provides estimates of the extent to which the profits for that period are higher or lower than they would have been had the previous policies still been applied in the interim period, where it is practicable to make such estimates.

In respect of the six-month period ended June 30, 2004, the table discloses the adjustments that have been made to the profits as previously reported for that period, in accordance with the transitional provisions of the respective new HKFRSs. As retrospective adjustments have not been made for all changes in accounting policies as explained above, the amounts shown for the six months ended June 30, 2004 may not be comparable to the amounts shown for the current interim period.

In HK$ million (except for earnings per share)	Effect of adoption

	HK-Int 3	HKAS 18	HKASs 32& 39	HKFRS 3, HKASs 36& 38	HKFRS 2	Total

For the six months ended June 30, 2005
Increase/(Decrease) in profit
(Decrease)/Increase in turnover	(373)	76	–	–	–	(297)
Decrease in cost of sales	322	–	–	–	–	322
Increase in staff costs	–	–	–	–	(54)	(54)
Decrease in amortization of goodwill	–	–	–	30	–	30
Increase in other gains, net	–	–	351	–	–	351
Increase in finance costs	–	–	(27)	–	–	(27)
Decrease/(Increase) in income tax	9	(13)	(53)	–	–	(57)
Decrease in minority interests	18	–	–	–	–	18

Total (decrease)/increase in profit attributable to
equity holders of the Company	(24)	63	271	30	(54)	286

(Decrease)/Increase in basic earnings per share
(in HK cents)	(0.40)	1.04	4.48	0.50	(0.89)	4.73

(Decrease)/Increase in diluted earnings per share
(in HK cents)	(0.40)	1.04	4.47	0.50	(0.89)	4.72

2.	CHANGES IN ACCOUNTING POLICIES (continued)

	a.	Effect on the unaudited consolidated income statement (continued)

In HK$ million (except for earnings per share)	Effect of adoption

	HKAS-Int 21	HKAS 17	HKAS 18	HKFRS 2	Total

For the six months ended June 30, 2004
Increase/(Decrease) in profit
Increase in turnover	–	–	53	–	53
Increase in staff costs	–	–	–	(53)	(53)
Decrease in depreciation	–	3	–	–	3
Decrease in other gains, net	(32)	–	–	–	(32)
Increase in income tax	–	–	(10)	–	(10)

Total (decrease)/increase in profit attributable to equity holders
of the Company	(32)	3	43	(53)	(39)

(Decrease)/Increase in basic earnings per share (in HK cents)	(0.60)	0.06	0.80	(0.99)	(0.73)

(Decrease)/Increase in diluted earnings per share (in HK cents)	(0.58)	0.06	0.78	(0.97)	(0.71)

b.	Effect on the unaudited consolidated balance sheet

In respect of the position as at June 30, 2005, the following table sets out (i) the adjustments that have been made to the opening balances at January 1, 2005, which are the aggregate effect of retrospective adjustments as at December 31, 2004 and the opening balance adjustments made as at January 1, 2005; and (ii) the estimates of the extent to which movement of balances for that period are higher or lower than they would have been had the previous policies still been applied in the interim period, where it is practicable to make such estimates.

In respect of the position as at December 31, 2004, the table only discloses the aggregate effect of retrospective adjustments as at December 31, 2004, which are in accordance with the relevant transitional provisions of the respective new HKFRSs as explained above.

Notes to the Unaudited Condensed
Consolidated Financial Statements

2.	CHANGES IN ACCOUNTING POLICIES (continued)

b.	Effect on the unaudited consolidated balance sheet (continued)

In HK$ million	Effect of adoption

	HK-Int 3	HKAS- Int 21	HKAS 17	HKAS 18	HKASs 32& 39	HKFRS 3, HKASs 36 & 38	HKAS 40	HKFRS 2	Total

At June 30, 2005
Increase/(Decrease) in assets
(Decrease)/Increase in property,
plant and equipment	–	–	(1,157)	–	–	–	118	–	(1,039)
Decrease in investment properties	–	–	–	–	–	–	(110)	–	(110)
Increase/(Decrease) in interest in
leasehold land held for own use	–	–	1,189	–	–	–	(3)	–	1,186
Increase in goodwill	–	–	–	–	–	30	–	–	30
Decrease in other financial assets
at fair value through profit or loss	–	–	–	–	(51)	–	–	–	(51)
Increase in derivative financial
instruments (assets)	–	–	–	–	69	–	–	–	69
Decrease in properties under
development	(42)	–	–	–	–	–	–	–	(42)
Decrease in other non-current assets	–	–	–	–	(174)	–	–	–	(174)
Decrease in prepayments,
deposits and other current assets	–	–	–	–	(8)	–	–	–	(8)

(Increase)/Decrease in liabilities
Increase in derivative financial
instruments (liabilities)	–	–	–	–	(192)	–	–	–	(192)
Decrease in accruals, other
payables and deferred income	–	–	–	–	1,605	–	–	–	1,605
Increase in short-term borrowings	–	–	–	–	(1,569)	–	–	–	(1,569)
Decrease in long-term liabilities	–	–	–	–	328	–	–	–	328
Decrease in deferred tax liabilities	–	88	–	200	–	–	–	–	288
Increase in deferred income	–	–	–	(1,142)	–	–	–	–	(1,142)
Decrease in other long-term liabilities	–	–	–	–	465	–	–	–	465

(Increase)/Decrease in equity
Increase in employee share-based
compensation reserve	–	–	–	–	–	–	–	(201)	(201)
Increase in convertible note and
bonds reserve	–	–	–	–	(202)	–	–	–	(202)
Increase/(Decrease) in deficit	24	77	(32)	942	(271)	(30)	(152)	201	759
(Increase)/Decrease in property
revaluation reserve	–	(122)	–	–	–	–	147	–	25
Decrease/(Increase) in minority
interests	18	(43)	–	–	–	–	–	–	(25)

	–	–	–	–	–	–	–	–	–

2.	CHANGES IN ACCOUNTING POLICIES (continued)

	b.	Effect on the unaudited consolidated balance sheet (continued)

In HK$ million	Effect of adoption

	HKAS-Int 21	HKAS 17	HKAS 18	HKAS 40	HKFRS 2	Total

At December 31, 2004
Increase/(Decrease) in assets
(Decrease)/Increase in property,
plant and equipment	–	(1,157)	–	118	–	(1,039)
Decrease in investment properties	–	–	–	(110)	–	(110)
Increase/(Decrease) in interest in
leasehold land held for own use	–	1,189	–	(3)	–	1,186

(Increase)/Decrease in liabilities
Increase in deferred income	–	–	(1,218)	–	–	(1,218)
Decrease in deferred tax liabilities	88	–	213	–	–	301

(Increase)/Decrease in equity
Increase in property revaluation reserve	(122)	–	–	(8)	–	(130)
Increase in employee share-based
compensation reserve	–	–	–	–	(147)	(147)
Increase/(Decrease) in deficit	77	(32)	1,005	3	147	1,200
Increase in minority interests	(43)	–	–	–	–	(43)

	–	–	–	–	–	–

3.	MATERIAL TRANSACTIONS

	a.	On January 19, 2005, China Network Communications Group Corporation (“China Netcom Group”), a state-owned enterprise established under the laws of the People’s Republic of China (the “PRC”), and China Netcom Group Corporation (BVI) Limited (“CNC (BVI)”), a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of China Netcom Group, entered into a conditional subscription agreement (the “Subscription Agreement”) with the Company. Pursuant to the Subscription Agreement, CNC (BVI) conditionally agreed to subscribe for 1,343,571,766 new ordinary shares of the Company of HK$0.25 each at a price of HK$5.90 per share (the “Subscription”), representing approximately 20% of the Company’s issued share capital as enlarged by the allotment and issue of the subscription shares. The proceeds of the Subscription were approximately HK$7,927 million (before deduction of expenses). Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5,000 million of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group’s debt and general corporate purposes. The Subscription Agreement and related matters were approved by the Company’s shareholders pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005. On April 1, 2005, the Subscription was completed and CNC (BVI) became a substantial shareholder and connected person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company.

Notes to the Unaudited Condensed
Consolidated Financial Statements

3.	MATERIAL TRANSACTIONS (continued)

	b.	Pursuant to the property sale and purchase agreement dated December 21, 2004 between Partner Link Investments Limited (“Partner Link”), an indirect subsidiary of the Company, and an independent third party purchaser (“Property Sale and Purchase Agreement”), the disposal by Partner Link of PCCW Tower, the Group’s headquarters in Hong Kong, was completed on February 7, 2005 such that the entire cash consideration of HK$2,808 million was all received by Partner Link and the assignment of PCCW Tower to the purchaser was completed on February 7, 2005, resulting in a gain on disposal of approximately HK$13 million to the Group for the period ended June 30, 2005. On completion of the disposal of PCCW Tower, there is a rental guarantee pursuant to which Partner Link will guarantee to the purchaser a net monthly rental of approximately HK$13.3 million.

	c.	On February 24, 2005, the Company elected to convert Tranche A of the convertible note with the principal amount of HK$1,170 million, which was issued by Pacific Century Premium Developments Limited (“PCPD”), an indirect non wholly-owned subsidiary of the Company, to the Company on May 10, 2004, into new shares of PCPD of HK$0.10 each at HK$2.25 per PCPD share. Upon the exercise of conversion rights by the Company effective March 1, 2005, PCPD allotted and issued 520,000,000 new PCPD shares to Asian Motion Limited (“Asian Motion”), a wholly-owned subsidiary of the Company, as directed by the Company, which rank pari passu in all respects with the existing shares of PCPD. Immediately after the conversion and as at June 30, 2005, the Company, through Asian Motion, holds an equity interest of approximately 61.66% in the issued share capital of PCPD.

	d.	On April 16, 2005, the Company agreed with Telstra Corporation Limited (“Telstra”) and Reach Ltd. (“REACH”) on a new operating model under which REACH would operate as an outsourcer of telecommunications network services for the Group and Telstra and its subsidiaries (the “Telstra Group”). To implement this new operating model, PCCW Communications (Singapore) Pte Ltd (“PCCW Communications”), an indirect wholly-owned subsidiary of the Company, and Telstra each agreed to acquire indefeasible rights to use international undersea cable capacity of REACH and its subsidiaries (“Reach Group”) (the “IRU”), for which PCCW Communications and Telstra each paid Reach Global Networks Limited, a wholly-owned subsidiary of REACH, US$157 million (approximately HK$1,225 million) which was settled by way of set-off against, in the case of the Group and pursuant to the Reach Debt and Asset Restructure Deed dated April 16, 2005 between certain members of the Group, the Telstra Group and the Reach Group, the equivalent amount of the outstanding loan of approximately US$600 million plus interest of US$8 million owed to the Group by the Reach Group (“Shareholder Loan”), and not by way of new cash injections.

PCCW Communications and Telstra also each assumed one half of REACH’s committed future capital expenditure payments in order to support growth in their own retail services. PCCW Communications’ share of these payments over the next 17-year period from March 2005 to 2022 is expected to be approximately US$106 million. PCCW Communications and Telstra will only assume any additional future capital expenditure if such expenditure is approved by both parties.

For accounting purposes, the IRU has been recognized as “Property, plant and equipment” in the amount of HK$1,576 million. It consists of an offset against an existing shareholder loan of US$157 million (approximately HK$1,225 million) and the assumption of one half of REACH’s future capital expenditure payments relating to the IRU totalling approximately US$45 million (approximately HK$351 million). The remaining future capital expenditure will be recognized as “Property, plant and equipment” as and when it is incurred as the substantive risks and rewards in relation to the underlying assets would be assumed by the Group.

3.	MATERIAL TRANSACTIONS (continued)

In addition, interest of US$6 million due by REACH to the Group was waived and US$290 million of the remaining balance of the Shareholder Loan was capitalized by way of the issue of 445,000,000 shares in REACH to Pacific Century Cable Holdings Limited, a wholly-owned subsidiary of the Company and holder of the Group’s interest in REACH since its formation. Following the set-off and capitalization referred to above, REACH’s aggregate indebtedness to the Group was reduced to US$155 million.

The subscription of additional shares in REACH and waiver of interest payable would have no impact on the financial statements of the Group as the carrying value of the Shareholder Loan and the outstanding amount under the capacity prepayment agreement entered into on April 15, 2003, together with their accrued interest, had been written off entirely in prior years.

Further, pursuant to the Reach Network Services Agreement dated April 16, 2005 between certain members of the Group, the Telstra Group and the Reach Group (“Reach Network Services Agreement”), REACH will provide to the Group and the Telstra Group certain outsourcing services in relation to the international undersea cable capacity allocated by way of the grant of the IRU.

As part of the arrangements relating to the establishment of the new operating model for REACH, the International Services Agreement was terminated pursuant to the provisions of the Reach Network Services Agreement and the Group’s obligations under the capacity prepayment agreement have been satisfied under the Reach Debt and Asset Restructure Deed.

	e.	On May 26, 2005, the Company and Telstra agreed that the Company would redeem the US$54 million 5% mandatory convertible note due 2005 issued to Telstra (“Telstra Note”) upon its scheduled maturity on June 30, 2005 for US$58,386,346.06 in cash, which is a 5% discount to the outstanding principal amount and accrued interest as at June 30, 2005 of US$61,459,311.64, and not by the mandatory conversion into ordinary shares of the Company. Subsequently, the Telstra Note was fully redeemed on June 30, 2005.

	f.	On June 13, 2005, the Company entered into a conditional sale and purchase agreement (“First Agreement”) with Distacom Hong Kong Limited (“Distacom HK”) and Distacom Communications Limited, whereby the Company conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK conditionally agreed to sell an aggregate of 1,380,000,000 ordinary shares of HK$0.10 each (“SUNDAY Shares”) of SUNDAY Communications Limited (“SUNDAY”), a company incorporated in the Cayman Islands with limited liability whose shares are listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and on NASDAQ National Market in the United States of America, representing approximately 46.15% of the issued share capital of SUNDAY, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per SUNDAY Share. On the same date, the Company entered into a separate conditional sale and purchase agreement (“Second Agreement”) with Townhill Enterprises Limited (“Townhill”) and USI Holdings Limited, whereby the Company conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill conditionally agreed to sell an aggregate of 410,134,000 SUNDAY Shares, representing approximately 13.72% of the issued share capital of SUNDAY, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per SUNDAY Share. Upon the completion of both the First Agreement and the Second Agreement on June 22, 2005, the Company, through PCCW Mobile Holding No. 2 Limited (“Mobile Holding No. 2”), was interested in an aggregate of 1,790,134,000 SUNDAY Shares, representing approximately 59.87% of the existing issued share capital of SUNDAY, and as a result, SUNDAY became a subsidiary of the Company.

Notes to the Unaudited Condensed
Consolidated Financial Statements

3.	MATERIAL TRANSACTIONS (continued)

Under Rule 26.1 of the Hong Kong Code on Takeovers and Mergers (“Takeovers Code”), upon completion of the First Agreement, Mobile Holding No. 2 is required to make a mandatory unconditional cash offer (the “Offer”) for all the SUNDAY Shares not already owned or agreed to be acquired by Mobile Holding No. 2. Details of the Offer are set out in note 19(a).

	g.	On June 30, 2005, Profit Century Finance Limited, an indirect wholly-owned subsidiary of the Company, repurchased and cancelled in full the Yen 30,000 million 3.65% guaranteed notes due 2031.

4.	SEGMENT INFORMATION

An analysis of turnover and contribution to the Group’s results by business segment is set out below:

In HK$ million	Telecommunications Services		Business eSolutions		Infrastructure		Others		Elimination		Consolidated

For the six months ended June 30,	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 20)	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 20)	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 20)	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 20)	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 20)	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 20)

TURNOVER	7,497	7,549	1,323	1,312	3,352	2,321	160	194	(631)	(597)	11,701	10,779

RESULT
Segment results	2,260	2,319	(37)	(10)	288	630	8	(746)	–	–	2,519	2,193
Interest income											171	16
Finance costs											(1,100)	(1,011)
Share of results of
jointly controlled
companies and
associates	100	9	–	(1)	–	–	–	(4)	–	–	100	4

Profit before taxation											1,690	1,202
Income tax											(590)	(435)

Profit for the period											1,100	767

5.	OTHER GAINS, NET

	Six months ended

In HK$ million	June 30, 2005 (Unaudited)	June 30, 2004 (Unaudited) (Restated) (Note 20)

Net realized gains from disposals of investments in a
subsidiary and an associate, available-for-sale financial
assets and other financial assets at fair value through
profit or loss	98	–
Net unrealized gains on other financial assets at
fair value through profit or loss	26	–
Impairment loss on investment in unconsolidated
subsidiaries held for sale	(6)	–
Net unrealized holding losses on other investments	–	(13)
Net realized gains from disposals of investment securities
and other investments	–	9
Provision for impairment of investments	–	(33)
Net realized and unrealized fair value gains on
derivative financial instruments	426	–
Amortization of premium received from equity options	–	2
Gain on deemed disposal of interest in subsidiaries (note a)	–	26
Gain on placement of shares of PCPD, net of expenses (note b)	–	230
Dividend income	1	3

	545	224

a.	On March 5, 2004, the Company and Dong Fang Gas Holdings Limited (“DFG”), a company incorporated in Bermuda and whose shares are listed on the Stock Exchange, entered into an agreement, under which DFG conditionally agreed to purchase the Company’s interest in certain investment properties, the Cyberport project and related property and facilities management companies for an aggregate consideration of HK$6,557 million. Such consideration was satisfied by the issuance of the then 93.42% of the increased share capital of DFG of approximately HK$2,967 million to Asian Motion, and the issuance of convertible notes of HK$3,590 million to the Company respectively. The agreement became unconditional on May 10, 2004 and DFG was subsequently renamed Pacific Century Premium Developments Limited. As the Company became the controlling shareholder (as defined under the Listing Rules) of DFG on completion of the transaction, the transaction was accounted for as a reverse acquisition and the Company was treated as acquiring a 93.42% interest in DFG. Accordingly, the Group recorded a deemed disposal gain of approximately HK$36 million for the period ended June 30, 2004. Upon the adoption of new HKFRSs effective January 1, 2005, the deemed disposal gain was restated to approximately HK$26 million.

b.	On April 30, 2004, the Company and Asian Motion agreed to sell, through Citigroup Global Markets Hong Kong Futures and Securities Limited, 237,000,000 PCPD shares at a price of HK$2.65 per PCPD share. The Group’s gain (net of expenses) from the share placing was approximately HK$252 million for the period ended June 30, 2004 and the net proceeds were used for the general working capital purposes of Asian Motion. Upon the adoption of new HKFRSs effective January 1, 2005, the gain on placement of shares of PCPD was restated to approximately HK$230 million.

Notes to the Unaudited Condensed
Consolidated Financial Statements

6.	PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

	Six months ended

In HK$ million	June 30, 2005 (Unaudited)	June 30, 2004 (Unaudited) (Restated) (Note 20)

Crediting:
Revenue from properties sold	3,179	2,096
Gain on disposal of fixed assets	33	75

Charging:
Cost of sales, excluding properties sold	3,045	2,738
Cost of properties sold	2,848	1,798
Depreciation	1,240	1,170
Amortization of goodwill/intangible assets	48	80
Amortization of land lease premium	8	7
Finance costs on borrowings	1,021	1,011
Staff costs	1,438	1,677

7.	INCOME TAX

	Six months ended

In HK$ million	June 30, 2005 (Unaudited)	June 30, 2004 (Unaudited) (Restated) (Note 20)

Current income tax:
Hong Kong profits tax	648	534
Overseas tax	2	1
Recovery of deferred taxation	(60)	(100)

	590	435

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Overseas taxation has been calculated on the estimated assessable profits for the period at the rates prevailing in the respective jurisdictions.

8.	DIVIDENDS

	a.	Dividend attributable to the interim period

	Six months ended

In HK$ million	June 30, 2005 (Unaudited)	June 30, 2004 (Unaudited)

Interim dividend proposed after the interim period of 6.5 HK cents (2004: Nil)
per ordinary shares	437	–

At a meeting held on August 18, 2005, the directors declared an interim dividend of 6.5 HK cents per share for the year ending December 31, 2005. This proposed dividend is not reflected as a dividend payable in these unaudited condensed consolidated financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2005.

b.	Dividend attributable to the previous financial year, approved and paid during the interim period

	Six months ended

In HK$ million	June 30, 2005 (Unaudited)	June 30, 2004 (Unaudited)

Final dividend in respect of the previous financial year approved and paid during the following interim period, of 9.6 HK cents (2004: Nil) per ordinary shares	645	–

9.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the following data:

	Six months ended

	June 30, 2005 (Unaudited)	June 30, 2004 (Unaudited) (Restated) (Note 20)

Earnings (in HK$ million)
Earnings for the purpose of basic earnings per share	954	766
Interest on convertible bonds	–	11

Earnings for the purpose of diluted earnings per share	954	777

Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	6,049,937,035	5,368,754,074
Effect of dilutive potential ordinary shares	6,123,399	112,687,485

Weighted average number of ordinary shares for the purpose of diluted earnings per share	6,056,060,434	5,481,441,559

Notes to the Unaudited Condensed
Consolidated Financial Statements

10.	ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable is set out below:

	As at June 30, 2005 (Unaudited)	As at December 31, 2004 (Audited)

In HK$ million

0 – 30 days	1,153	1,055
31 – 60 days	225	253
61 – 90 days	124	108
91 – 120 days	79	88
Over 120 days	441	327

	2,022	1,831
Less: Provision for doubtful debts	(201)	(192)

	1,821	1,639

The normal credit period granted by the Group ranges from 18 days to 30 days from the date of the invoice.

11.	ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	As at June 30, 2005 (Unaudited)	As at December 31, 2004 (Audited)

In HK$ million

0 – 30 days	594	636
31 – 60 days	76	67
61 – 90 days	40	22
91 – 120 days	38	41
Over 120 days	283	166

	1,031	932

12.	SHARE CAPITAL

	Number of shares (Unaudited)	Nominal value (Unaudited) HK$ million

Authorized:
Ordinary shares of HK$0.25 each
Balances as at January 1, 2005	6,400,000,000	1,600
Increase during the period (note a)	3,600,000,000	900

Balances as at June 30, 2005	10,000,000,000	2,500

Issued and fully paid:
Ordinary shares of HK$0.25 each
Balances as at January 1, 2005	5,374,263,061	1,344
Issue for cash (note b)	1,343,571,766	336
Exercise of staff share options (note c)	787,998	–

Balances as at June 30, 2005	6,718,622,825	1,680

12.

SHARE CAPITAL (continued)

a.
Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005, the authorized share capital of the Company was increased from HK$1,600,000,000 to HK$2,500,000,000 by the creation of an additional 3,600,000,000 ordinary shares of HK$0.25 each, ranking pari passu with the existing shares of the Company.

b.
Upon the completion of the Subscription on April 1, 2005 as set out in note 3(a), CNC (BVI) subscribed for 1,343,571,766 new ordinary shares of the Company of HK$0.25 each at a price of HK$5.90 per share. The proceeds from the Subscription were approximately HK$7,927 million (before deduction of expenses), of which up to HK$5,000 million will be used for investing in telecommunications opportunities in the PRC and the remainder will be used for reducing the Group’s debt and general corporate purposes.

c.
During the period, 787,998 staff share options were exercised by the eligible option holders at their respective subscription prices of HK$4.35 for a total cash consideration of HK$3,427,791 resulting in the issue of 787,998 new ordinary shares of HK$0.25 each.

13.

DEFICIT

Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on May 19, 2004 and the subsequent order of the High Court of Hong Kong made on August 3, 2004, the entire amount of HK$173,464,615,915 then standing to the credit of the share premium account of the Company was cancelled in accordance with the provisions of the Hong Kong Companies Ordinance (the “Capital Reduction”).

Out of the credit arising from the Capital Reduction, HK$152,932,345,321 was applied to eliminate the accumulated losses of the Company as at June 30, 2004. An undertaking was given by the Company in connection with the Capital Reduction. Pursuant to the undertaking, the balance of HK$20,532,270,594 of the credit arising from the Capital Reduction and any sum received by the Company in respect of its investments against which provision for impairment loss or diminution in value had been made up to June 30, 2004 (or, in the case of a revaluation or disposal of any of such investment, sums revalued or realized in excess of the written down value of the relevant investment as at June 30, 2004) up to an aggregate amount of HK$152,932,345,321 shall be credited to a special capital reserve in the accounting records of the Company. While any debt or liability of, or claim against, the Company at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realized profit and (for so long as the Company remains a listed company) shall be treated as an undistributable reserve for the purposes of section 79C of the Hong Kong Companies Ordinance. The undertaking, however, is subject to the following provisos:–

(i) the amount standing to the credit of the special capital reserve may be applied for the same purposes as a share premium account may be applied or may be reduced or extinguished by the aggregate of any increase in the Company’s issued share capital or share premium account resulting from an issue of shares for cash or other new consideration or upon a capitalization of distributable reserves after the date of the Capital Reduction;

Notes to the Unaudited Condensed
Consolidated Financial Statements

13.	DEFICIT (continued)

	(ii)	an amount of up to HK$20,532,270,594 of the special capital reserve may be applied by the Company for the purpose of eliminating any loss sustained after June 30, 2004, provided that if subsequent to the elimination any of the Company’s investments against which provision for impairment loss or diminution in value has been made for the period respecting the loss shall be revalued in excess of their written down value at the end of that period or realized for a sum in excess of such written down value, or any sum is received by the Company in respect of such investment, then a sum equal to the amount of the revaluation or the sum realized in excess of the written down value or the sum received by the Company in respect of such investment as aforesaid up to an aggregate amount of HK$20,532,270,594 or the total amount of the non-permanent losses sought to be eliminated (whichever is less) shall be re-credited to the special capital reserve; and

	(iii)	upon the coming into force of one or more guarantees to be issued by Standard Chartered Bank (HK) Limited in the form scheduled to the undertaking, the Company will be released from the undertaking to the extent of an amount equal to the sum so guaranteed less the fees and expenses incurred in issuing the relevant guarantee(s), with the result that such amount of the special capital reserve would thereby become distributable.

14.	CAPITAL COMMITMENTS

	As at June 30, 2005 (Unaudited)	As at December 31, 2004 (Audited)

In HK$ million

Authorized and contracted for	3,199	1,909
Authorized but not contracted for	2,840	3,077

	6,039	4,986

15.	CONTINGENT LIABILITIES

	As at June 30, 2005 (Unaudited)	As at December 31, 2004 (Audited)

In HK$ million

Performance guarantee	288	129
Others	35	119

	323	248

15.	CONTINGENT LIABILITIES (continued)

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$105 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Chapter 4 of the Laws of Hong Kong. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defenses and therefore no provision has been made.

PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company, is in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) regarding the deductibility of certain interest and financing expenses. On April 21, 2005, HKTC received additional assessments for years of assessment from 2000/01 to 2003/04 totalling HK$240 million as a result of the disallowance by the IRD of the disputed expenses. A formal objection has been lodged by HKTC to the IRD against the additional assessments on May 20, 2005. HKTC has successfully applied for a holdover of the tax demanded on condition that HKTC would purchase Tax Reserve Certificates of the equivalent amount demanded under these additional assessments. On June 9, 2005, HKTC purchased Tax Reserve Certificates amounting to HK$240 million. There may be further additional assessments totalling approximately HK$72 million relating to the deductibility of interest and financing expenses incurred subsequent to the year of assessment 2003/04 and up to June 30, 2005. The directors consider that the grounds for claiming the deduction are reasonable and therefore no provision for taxation has been made.

16.	CHARGE ON ASSETS

As at June 30, 2005, certain assets of the Group with an aggregate carrying value of HK$1,770 million (December 31, 2004: HK$67 million) were pledged to secure loans and borrowing facilities utilized by the Group.

Certain other financial assets at fair value through profit or loss, with an aggregate value of HK$168 million (December 31, 2004: HK$224 million of other investments), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002.

As at December 31, 2004, the Group’s equity interest in REACH was used to secure the Telstra Note. The charge was released upon the full redemption of the Telstra Note on June 30, 2005 as set out in note 3(e).

17.	ACQUISITION OF SUBSIDIARIES

As set out in note 3(f), on June 22, 2005, the Group, through Mobile Holding No. 2, acquired approximately 59.87% of the issued share capital of SUNDAY for a total cash consideration of HK$1,163,587,100. SUNDAY and its subsidiaries (“SUNDAY Group”) is a developer and provider of wireless communications and data services in Hong Kong, and a 3G license holder. Revenue and net profit contributed by the acquired business to the Group from June 22, 2005 to June 30, 2005 were considered immaterial. If the acquisition had occurred on January 1, 2005, the estimated Group revenue would have been HK$12,259 million, and profit before taxation would have been HK$1,625 million.

Notes to the Unaudited Condensed
Consolidated Financial Statements

17.	ACQUISITION OF SUBSIDIARIES (continued)

Details of net assets acquired and goodwill are as follows:

HK$ million

Purchase consideration:
Cash paid	1,164
Less: Fair value of net assets acquired	(11)

Goodwill on acquisition	1,153

The goodwill is attributable to the cost of entry into wireless communications market in Hong Kong, control premium of SUNDAY and the significant synergies expected to arise after the Group’s acquisition of SUNDAY.

Acquiree’s net assets at the acquisition date are as follows:

	Fair value HK$ million	Carrying Amounts HK$ million

Property, plant and equipment	1,276	1,477
3G license	101	–
Customer base	65	–
Trademark	10	–
Inventories	13	13
Trade receivables, deposits, prepayments and other receivables	199	266
Restricted cash deposits, bank balances and cash	113	113
Trade payables, other payables and accrued charges	(380)	(380)
Long-term loans	(850)	(850)
Obligation on remaining 3G license annual fees payable	(529)	–

Net assets	18	639

Minority interests (40.13%)	(7)

Net assets acquired	11

18.	RELATED PARTY TRANSACTIONS

During the period, the Group has entered into the following transactions with related parties:
		Six months ended

In HK$ million	Note(s)	June 30, 2005	June 30, 2004
		(Unaudited)	(Unaudited)

Telecommunication service fees, rental charges and subcontracting charges
received or receivable from a jointly controlled company	a & c	50	60
System integration charges receivable from a shareholder of a PRC subsidiary	a	218	194
Telecommunication service fees, outsourcing fees and rental charges paid or
payable to a jointly controlled company	a & c	461	438
Convertible bond interest paid or payable to a substantial shareholder	a	149	147
Key management compensation	b	68	65

18.	RELATED PARTY TRANSACTIONS (continued)

	a.	These transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors. In respect of transactions for which the price or volume has not yet been agreed with the relevant related parties, the directors have determined the relevant amounts based on their best estimation.

	b.	Details of key management compensation of the Group

	Six months ended

In HK$ million	June 30, 2005	June 30, 2004
	(Unaudited)	(Unaudited)

Salaries and other short-term employee benefits	42	41
Post-employment benefits	2	2
Share-based payments	24	22

	68	65

c.	Details of transactions with a jointly controlled company

An indirect wholly-owned subsidiary of the Company and a wholly-owned subsidiary of a jointly controlled company (“JV”) have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of the JV, the Group is required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of its total annual purchases of “Committed Services” (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the wholly-owned subsidiary of the JV. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services in Hong Kong to the wholly-owned subsidiary of the JV under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that each of the Group and Telstra have agreed to purchase 90% per annum of the Group’s and Telstra’s respective Committed Services from the JV and its subsidiaries until repayment of the outstanding portion of US$1,200 million (approximately HK$9,360 million) of the debt under the amended US$1,500 million syndicated term loan facility (the “Reach Term Facility”) to a wholly-owned subsidiary of the JV on December 31, 2010 or earlier at rates benchmarked at least annually to prevailing market prices. The wholly-owned subsidiary of the JV similarly must acquire 90% per annum of its local connectivity services from the Group under the amended agreement for domestic connectivity services, similarly extended for the same period. The International Services Agreement was terminated as part of the arrangements relating to the establishment of the new operating model for the JV on April 16, 2005, details of which are set out in note 3(d).

Purchases made by the Group from the JV for the six months ended June 30, 2005 were HK$156 million (2004: HK$417 million).

Notes to the Unaudited
Condensed Consolidated Financial Statements

18.	RELATED PARTY TRANSACTIONS (continued)

	c.	Details of transactions with a jointly controlled company (continued)

On June 17, 2004, the Company and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$310.9 million (approximately HK$2,425 million). The Company’s share of the purchased debt was 50%, or approximately US$155.45 million (approximately HK$1,213 million). The purchase was completed on June 18, 2004. This loan receivable from the wholly-owned subsidiary of the JV is secured and will be repayable in a single payment on December 31, 2010. Interest on the loan receivable has been suspended for six months from June 18, 2004 and agreed to be at London Interbank Offered Rate (“LIBOR”) plus 250 basis points following such period. As at December 31, 2004, the loan receivable from the wholly-owned subsidiary of the JV was approximately HK$1,214 million and has been included in “interests in jointly controlled companies” in the unaudited consolidated balance sheet. This loan receivable was subsequently set-off pursuant to the arrangements relating to the establishment of the new operating model for the JV on April 16, 2005, details of which are set out in note 3(d).

In addition, on June 17, 2004, the Company and Telstra agreed to provide the JV with a revolving working capital loan facility with each of the Company and Telstra contributing up to US$25 million (approximately HK$195 million) to this facility. The facility is secured and will be repayable in full by the JV on December 31, 2007. The interest receivable under this facility is LIBOR plus 250 basis points. As at June 30, 2005, no draw down has been made by the JV under this facility (2004: Nil).

As set out in note 3(d), pursuant to the Reach Network Services Agreement dated April 16, 2005, the JV will provide to the Group and the Telstra Group certain outsourcing services in relation to the international undersea cable capacity allocated by way of the grant of the IRU. During the six months ended June 30, 2005, the outsourcing fees paid or payable to the JV were HK$284 million (2004: Nil).

19.	POST BALANCE SHEET EVENTS

	a.	As set out in note 3(f), on July 8, 2005, Mobile Holding No. 2 made the Offer, through Citigroup Global Markets Asia Limited, to acquire all the SUNDAY Shares other than those owned by Mobile Holding No. 2 pursuant to Rule 26.1 of the Takeovers Code.The offer price is at HK$0.65 per SUNDAY Share, which is the same as the price payable by Mobile Holding No. 2 for each SUNDAY Share purchased under the First Agreement and the Second Agreement. As at July 29, 2005, Mobile Holding No. 2 had received valid acceptances in respect of 515,013,960 SUNDAY Shares, representing approximately 17.22% of the entire issued share capital of SUNDAY. As a result, Mobile Holding No. 2 was interested in an aggregate of 2,305,147,960 SUNDAY Shares, representing approximately 77.10% of the entire issued share capital of SUNDAY. In addition, the Offer period has been extended and the Offer will remain open for acceptance until further notice. The Offer is not closed at the date of this interim report.

19.	POST BALANCE SHEET EVENTS (continued)

	b.	On July 8, 2005, the Company has confirmed to Mandarin Communications Limited (“Mandarin”), an indirect wholly-owned subsidiary of SUNDAY, its in-principle agreement (directly or through one or more of its subsidiaries) to provide the necessary financial resources to Mandarin to repay the principal and accrued interest and performance bonds outstanding under a facility agreement (“Facility Agreement”) entered into, among others, with Huawei Tech. Investment Co., Limited (“Huawei Tech.”), an equipment provider to and shareholder of SUNDAY, and to cancel any undrawn facilities under the Facility Agreement. On July 25, 2005, the Company and SUNDAY 3G (Hong Kong) Limited (“SUNDAY 3G”), an indirect wholly-owned subsidiary of SUNDAY, entered into a performance bond fee letter whereby SUNDAY 3G shall pay to the Company a non refundable commission (which is at a commercial rate or better) in consideration of the Company having entered into a banking facility (“PCCW Performance Bond Facility”) and having arranged for the issue of performance bonds in replacement of the then existing performance bonds in the aggregate amount of HK$210.746 million issued under the Facility Agreement. In addition, on July 27, 2005, Mandarin and an indirect wholly-owned subsidiary of the Company entered into a facility agreement (“Intercompany Facility Agreement”) pursuant to which, a general facility and an equipment facility (“Facilities”) are made available to Mandarin for prepayment of the general facility and the equipment facility under the Facility Agreement. The Facilities are interest bearing at a commercial rate or better. On July 29, 2005, all principal and accrued interest and performance bonds outstanding under the Facility Agreement were prepaid by the drawdown of approximately HK$874 million under the Intercompany Facility Agreement and the issuance of performance bonds under the PCCW Performance Bond Facility and the undrawn facilities under the Facility Agreement were cancelled.

	c.	On July 20, 2005, PCCW-HKT Capital No.3 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million 5.25% guaranteed notes due 2015. The notes are irrevocably and unconditionally guaranteed by HKTC and rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

	d.	On July 22, 2005, a sale and purchase agreement was signed to dispose of the Company’s 79.72% interest in JALECO Ltd. for a consideration of approximately US$47 million subject to certain completion adjustments, at an estimated disposal gain of approximately HK$160 million for the Group. The disposal is expected to be completed before the end of August 2005.

	e.	On August 17, 2005, the Company announced that a conditional agreement has been signed to dispose of approximately 12.1% interest in MobileOne Ltd, one of the three mobile telephone operators in Singapore, by Great Eastern Telecommunications Limited (“GET”), an associate of the Company, for a consideration of approximately S$260.8 million, subject to the approval from The Info-communications Development Authority of Singapore (“IDA”). As a 49% shareholder of GET, the Group will receive approximately US$77 million (approximately HK$601 million) and the disposal is estimated to realize a gain of approximately HK$27 million to the Group. The official approval from IDA is anticipated by the end of September 2005.

20.	COMPARATIVE FIGURES

The comparative figures presented in these unaudited condensed consolidated financial statements are prepared by the Group and have been adjusted for the impact of the relevant new HKFRSs as set out in note 2.

General Information

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at June 30, 2005, the directors and chief executive of the Company and their associates had the following interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”):

1.	THE COMPANY

	A.	Interests in the Company

The table below sets out the aggregate long positions in the shares and underlying shares of the Company held by the directors and chief executive of the Company.

					Number of
					underlying
		Number of ordinary shares			shares held		Percentage
Name of	Personal	Family	Corporate	Other	under equity		of issued
Directors/Chief Executive	interests	interests	interests	interests	derivatives	Total	share capital

Li Tzar Kai, Richard	–	–	38,456,600	1,746,122,668	3,490,018	1,788,069,286	26.62%
			(Note 1(a))	(Note 1(b))	(Note 1(c))

So Chak Kwong, Jack	2,161,000	–	–	–	19,822,000	21,983,000	0.33%
					(Note 3)

Yuen Tin Fan, Francis	–	–	–	–	20,068,000	20,068,000	0.30%
					(Note 2)

Peter Anthony Allen	253,200	–	–	–	4,629,200	4,882,400	0.07%
					(Note 2)

Alexander Anthony Arena	760,000	–	–	–	15,800,200	16,560,200	0.25%
					(Note 4)

Chung Cho Yee, Mico	1,176,260	18,455	–	–	14,390,400	15,585,115	0.23%
		(Note 5)			(Note 2)

Lee Chi Hong, Robert	992,600	511	–	–	6,000,000	6,993,111	0.10%
	(Note 6(a))	(Note 6(b))			(Note 2)

Sir David Ford	–	–	–	–	4,000,000	4,000,000	0.06%
					(Note 2)

Prof Chang Hsin-kang	64,000	–	–	–	–	64,000	0.001%

Dr The Hon Li Kwok Po,
David	600,000	–	–	–	–	600,000	0.01%

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (continued)

1.	The Company (continued)

	A.	Interests in the Company (continued)

Notes:

1.	(a)	Of these shares, Pacific Century Diversified Limited (“PCD”), a wholly-owned subsidiary of Chiltonlink Limited, held 4,709,600 shares and Eisner Investments Limited held 33,747,000 shares. Li Tzar Kai, Richard owns 100 percent of Chiltonlink Limited and Eisner Investments Limited.

(b)	These interests represented:

	(i)	a deemed interest in 36,726,857 shares of the Company held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited ( “HWL”). Cheung Kong (Holdings) Limited (“ Cheung Kong” ) through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a beneficiary of certain discretionary trusts which held interests in Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 36,726,857 shares of the Company held by Yue Shun Limited;

	(ii)	a deemed interest in 20,354,286 shares of the Company held by Pacific Century Group Holdings Limited (“PCGH”). Li Tzar Kai, Richard was the founder of certain trusts which held 100 percent interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 20,354,286 shares of the Company held by PCGH;

	(iii)	a deemed interest in 1,526,094,301 shares of the Company held by Pacific Century Regional Developments Limited (“PCRD”), a company in which PCGH had, through certain wholly-owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.33 percent interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100 percent interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 1,526,094,301 shares of the Company held by PCRD; and

	(iv)	a deemed interest in 162,947,224 shares of the Company held by a collective investment scheme in which PCD (a corporation 100 percent controlled by Li Tzar Kai, Richard – see above) was a holder.

(c)	This number represents interests under listed equity derivatives arising through corporations controlled by PCGH in which Li Tzar Kai, Richard was deemed interested as the founder of certain trusts which held 100 percent of PCGH and comprises:

	(i)	an interest in 679,000 underlying shares held by PCRD in the form of 67,900 American Depositary Receipts ( “ADRs”), each representing 10 shares of the Company; and

	(ii)	an interest in respect of 2,811,018 underlying shares arising as a result of the holding of an aggregate of US$14,000,000 of convertible bonds issued by a wholly-owned subsidiary of the Company which were held by PCGH and a wholly-owned subsidiary of Pacific Century Insurance Holdings Limited (“PCIHL”) (a company in which PCRD had a 46.73 percent interest) and were convertible into 2,811,018 shares of the Company.

2.	These interests represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in the section headed “SHARE OPTION SCHEMES”.

3.	These interests represented So Chak Kwong, Jack’s beneficial interest in: (i) 4,322,000 underlying shares which will be transferred to him in two equal annual installments commencing from the second anniversary of his employment with the Company pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 15,500,000 underlying shares in respect of share options granted by the Company to So Chak Kwong, Jack as beneficial owner, the details of which are set out in the section headed “SHARE OPTION SCHEMES”.

4.	These interests represented Alexander Anthony Arena’s beneficial interest in: (i) 200 underlying shares held in the form of 20 ADRs which constituted listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by the Company to Alexander Anthony Arena as beneficial owner, the details of which are set out in the section headed “SHARE OPTION SCHEMES”.

5.	These shares were held by the spouse of Chung Cho Yee, Mico.

6.	(a)	These shares were held jointly by Lee Chi Hong, Robert and his spouse.

	(b)	These shares were held by the spouse of Lee Chi Hong, Robert.

General Information

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (continued)

1.	The Company (continued)

	B.	Short Positions in the Shares and Underlying Shares of the Company

Under the SFO, Li Tzar Kai, Richard was deemed as at June 30, 2005 to have short positions held pursuant to equity derivatives in respect of an aggregate of 390,720,763 underlying shares of the Company, representing 5.82 percent of the total issued share capital of the Company. Details of such short positions are as follows:

	(a)	a short position in respect of 386,398,763 underlying shares of the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of 386,398,763 shares of the Company. Li Tzar Kai, Richard’s deemed short position arose as the founder of certain trusts which held 100 percent of PCGH of which PCRD is a controlled corporation under the SFO; and

	(b)	through PCD (a corporation 100 percent controlled by Li Tzar Kai, Richard – see note 1.(a) of the sub-section headed “Interests in the Company”) a short position in respect of 4,322,000 underlying shares of the Company which arose under an agreement entered into with So Chak Kwong, Jack, such interest constituted, for the purposes of the SFO, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such shares of the Company will be transferred to So Chak Kwong, Jack in two equal annual installments commencing from the second anniversary of his employment with the Company.

2.	Interests in Associated Corporations

	A.	PCCW Capital Limited

PCGH and a subsidiary of PCIHL held, respectively, US$4,000,000 and US$10,000,000 of convertible bonds issued by PCCW Capital Limited, an associated corporation of the Company. Accordingly, Li Tzar Kai, Richard was deemed to have an aggregate interest in US$14,000,000 of convertible bonds issued by PCCW Capital Limited by virtue of being the founder of certain trusts which held 100 percent of PCGH.

	B.	Pacific Century Premium Developments Limited (“PCPD”)

The table below sets out the aggregate long positions in the shares and underlying shares of PCPD held by the directors and chief executive of the Company.

					Number of
					underlying
		Number of ordinary shares			shares held		Percentage
Name of	Personal	Family	Corporate	Other	under equity		of issued
Directors/Chief Executive	interests	interests	interests	interests	derivatives	Total	share capital

So Chak Kwong, Jack	–	–	–	–	5,000,000	5,000,000	0.21%

Chung Cho Yee, Mico	–	–	–	–	5,000,000	5,000,000	0.21%

The above interests represented the interests in underlying shares in respect of share options granted by PCPD to the directors and chief executive of the Company as beneficial owners pursuant to its share option scheme, the details of which are set out in the section headed “SHARE OPTION SCHEMES”.

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (continued)

Save as disclosed in the foregoing, none of the directors or chief executive of the Company or their associates had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code of the Listing Rules.

SHARE OPTION SCHEMES

1.	Share Option Schemes of the Company

The Company adopted a share option scheme on September 20, 1994 (the “1994 Scheme”). At the annual general meeting of the Company held on May 19, 2004, the shareholders of the Company approved the termination of the 1994 Scheme and adoption of a new share option scheme (the “2004 Scheme”). Following the termination of the 1994 Scheme during 2004, no further share options will be granted under such scheme, but in all other respects the provisions of such scheme will remain in full force and effect. Since May 19, 2004, the board of directors of the Company (the “Board”) may, at its discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated in the 2004 Scheme.

Details of the share options outstanding and movements during the six months ended June 30, 2005 are as follows:

	A.	1994 Scheme

	(1)	Outstanding options at January 1, 2005 and at June 30, 2005

					Number of options
	Date	Vesting	Exercisable	Exercise	Outstanding at	Outstanding at
Name or category of participant	of grant	period	period	price HK$	01.01.2005	06.30.2005
	(Notes 1 & 2)	(Note 1)	(Note 1)

Directors/Chief Executive
So Chak Kwong, Jack	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	12,000,000	12,000,000
		07.25.2006	07.23.2013

Yuen Tin Fan, Francis	08.28.1999	08.17.2000 to	08.17.2003 to	11.7800	2,134,000	2,134,000
		08.17.2004	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	3,200,000	3,200,000
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	3,200,000	3,200,000
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	8,534,000	8,534,000
		07.25.2006	07.23.2013

General Information

SHARE OPTION SCHEMES (continued)

1.	Share Option Schemes of the Company (continued)

	A.	1994 Scheme (continued)

	(1)	Outstanding options at January 1, 2005 and at June 30, 2005 (continued)

					Number of options
	Date	Vesting	Exercisable	Exercise	Outstanding at	Outstanding at
Name or category of participant	of grant	period	period	price HK$	01.01.2005	06.30.2005
	(Notes 1 & 2)	(Note 1)	(Note 1)

Directors/Chief Executive (continued)
Peter Anthony Allen	08.28.1999	08.17.2000 to	08.17.2000 to	11.7800	272,000	272,000
		08.17.2002	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	178,600	178,600
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	178,600	178,600
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	2,000,000	2,000,000
		07.25.2006	07.23.2013

Alexander Anthony Arena	08.28.1999	08.17.2000 to	08.17.2000 to	11.7800	3,200,000	3,200,000
		08.17.2004	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	1,600,000	1,600,000
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	1,600,000	1,600,000
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	6,400,000	6,400,000
		07.25.2006	07.23.2013

Chung Cho Yee, Mico	08.28.1999	08.17.2000 to	08.17.2001 to	11.7800	3,575,200	3,575,200
		08.17.2004	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	1,060,000	1,060,000
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001	16.8400	1,060,000	1,060,000
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	5,695,200	5,695,200
		07.25.2006	07.23.2013

Lee Chi Hong, Robert	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	5,000,000	5,000,000
		07.25.2006	07.23.2013

Sir David Ford	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	2,000,000	2,000,000
		07.25.2006	07.23.2013

SHARE OPTION SCHEMES (continued)

1.	Share Option Schemes of the Company (continued)

	A.	1994 Scheme (continued)

	(1)	Outstanding options at January 1, 2005 and at June 30, 2005 (continued)

					Number of options
	Date	Vesting	Exercisable	Exercise	Outstanding at	Outstanding at
Name or category of participant	of grant	period	period	price HK$	01.01.2005	06.30.2005
	(Notes 1 & 2)	(Note 1)	(Note 1)

Employees
In aggregate	08.17.1999 to	(Note 3)	08.17.2000 to	11.7800	9,691,190	7,416,125
	09.15.1999		08.17.2009
	10.25.1999 to	(Note 3)	10.25.2000 to	22.7600	3,432,400	3,370,400
	11.23.1999		10.25.2009
	02.08.2000 to	02.08.2001 to	02.08.2001 to	75.2400	86,700	86,700
	03.08.2000	02.08.2003	02.08.2010
	08.26.2000 to	(Note 4)	(Note 4)	60.1200	3,908,000	3,858,000
	09.24.2000
	10.27.2000 to	(Note 5)	(Note 5)	24.3600	11,085,070	10,455,350
	11.25.2000
	01.22.2001 to	(Note 6)	(Note 6)	16.8400	11,156,718	10,530,798
	02.20.2001
	02.20.2001	02.08.2002 to	02.08.2002 to	18.7600	86,700	86,700
		02.08.2004	02.08.2011
	04.17.2001 to	(Note 7)	(Note 7)	10.3000	1,324,360	1,158,920
	05.16.2001
	07.16.2001 to	07.16.2002 to	07.16.2002	9.1600	648,600	511,200
	09.15.2001	07.16.2004	07.16.2011
	10.15.2001 to	10.15.2002 to	10.15.2002 to	8.6400	292,000	120,000
	11.13.2001	10.15.2004	10.15.2011
	05.10.2002	(Note 3)	04.11.2003 to	7.9150	231,700	86,700
			04.11.2012
	06.19.2002	(Note 8)	(Note 8)	10.0900	179,000	179,000
	08.01.2002	08.01.2003 to	08.01.2003 to	8.0600	200,000	200,000
		08.01.2005	07.31.2012
	11.13.2002	11.13.2003 to	11.13.2003 to	6.1500	6,860,000	6,820,000
		11.13.2005	11.12.2012
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	62,082,678	54,424,009
		07.25.2006	07.23.2013
	09.16.2003	09.16.2004 to	09.16.2004 to	4.9000	1,190,000	1,190,000
		09.15.2006	09.14.2013

Others	10.11.2002	Fully vested on	10.11.2002 to	8.6165	1,200,000	1,200,000
		10.11.2002	10.10.2007
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	2,200,000	2,200,000
		07.25.2006	07.23.2013

General Information

SHARE OPTION SCHEMES (continued)

1.	Share Option Schemes of the Company (continued)

	A.	1994 Scheme (continued)

	(2)	Options exercised during the six months ended June 30, 2005

Weighted average
closing price
of the shares
immediately
					Number of	before
					shares	the dates on
					acquired	which the options
	Date	Vesting	Exercisable	Exercise	on exercise	were exercised
Name or category of participant	of grant	period	period	price HK$	of options	HK$
	(Note 1)	(Note 1)	(Note 1)

Employees
In aggregate	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	787,998	4.72
		07.25.2006	07.23.2013

During the period under review, no share options were exercised by any directors or chief executive of the Company, employees of the Company and its subsidiaries (the “Group”) or other participants save as disclosed above.

(3)	Options cancelled or lapsed during the six months ended June 30, 2005

		Number of	Number of
Name or category of participant	Exercise price HK$	options cancelled	options lapsed

Employees
In aggregate	11.7800	–	2,275,065
	22.7600	–	62,000
	60.1200	–	50,000
	24.3600	–	629,720
	16.8400	–	625,920
	10.3000	–	165,440
	9.1600	–	137,400
	8.6400	–	172,000
	7.9150	–	145,000
	6.1500	–	40,000
	4.3500	–	6,870,671

SHARE OPTION SCHEMES (continued)

1.	Share Option Schemes of the Company (continued)

	B.	2004 Scheme

	(1)	Outstanding options at January 1, 2005 and at June 30, 2005

					Number of options
	Date	Vesting	Exercisable	Exercise	Outstanding at	Outstanding at
Name or category of participant	of grant	period	period	price HK$	01.01.2005	06.30.2005
	(Note 1)	(Note 1)	(Note 1)

Directors/Chief Executive
So Chak Kwong, Jack	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	–	3,500,000
		02.08.2007	02.07.2009

Yuen Tin Fan, Francis	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	–	3,000,000
		02.08.2007	02.07.2009

Peter Anthony Allen	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	–	2,000,000
		02.08.2007	02.07.2009

Alexander Anthony Arena	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	–	3,000,000
		02.08.2007	02.07.2009

Chung Cho Yee, Mico	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	–	3,000,000
		02.08.2007	02.07.2009

Lee Chi Hong, Robert	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	–	1,000,000
		02.08.2007	02.07.2009

Sir David Ford	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	–	2,000,000
		02.08.2007	02.07.2009

Employees
In aggregate	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	–	49,789,000
		02.08.2007	02.07.2009

General Information

SHARE OPTION SCHEMES (continued)

1.	Share Option Schemes of the Company (continued)

	B.	2004 Scheme (continued)

	(2)	Options granted during the six months ended June 30, 2005

						Closing price
						of the shares
						immediately
						before the
						date on
						which the
					Number of	options were
	Date	Vesting	Exercisable	Exercise	options	granted
Name or category of participant	of grant	period	period	price HK$	granted	HK$
	(Note 1)	(Note 1)	(Note 1)

Directors/Chief Executive
So Chak Kwong, Jack	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	3,500,000	4.50
		02.08.2007	02.07.2009

Yuen Tin Fan, Francis	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	3,000,000	4.50
		02.08.2007	02.07.2009

Peter Anthony Allen	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	2,000,000	4.50
		02.08.2007	02.07.2009

Alexander Anthony Arena	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	3,000,000	4.50
		02.08.2007	02.07.2009

Chung Cho Yee, Mico	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	3,000,000	4.50
		02.08.2007	02.07.2009

Lee Chi Hong, Robert	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	1,000,000	4.50
		02.08.2007	02.07.2009

Sir David Ford	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	2,000,000	4.50
		02.08.2007	02.07.2009

Employees	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	51,424,000	4.50
In aggregate		02.08.2007	02.07.2009

SHARE OPTION SCHEMES (continued)

1.	Share Option Schemes of the Company (continued)

	B.	2004 Scheme (continued)

	(2)	Options granted during the six months ended June 30, 2005 (continued)

The weighted average values per option granted during the six months ended June 30, 2005 estimated at the date of grant using the trinomial option pricing model was HK$0.98. The weighted average assumptions used are as follows:

At June 30, 2005

Risk-free interest rate	2.4 percent
Expected life (in years)	4
Volatility	0.32
Expected dividend per share	HK$0.15

The trinomial option pricing model was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the trinomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

The accounting policy adopted for the share options is described in note 2 to the financial statements.

(3)	Options exercised during the six months ended June 30, 2005

During the period under review, no share options were exercised by any directors or chief executive of the Company or employees of the Group.

(4)	Options cancelled or lapsed during the six months ended June 30, 2005

		Number of	Number of
Name or category of participant	Exercise price HK$	options cancelled	options lapsed

Employees
In aggregate	4.4750	–	1,635,000

General Information

SHARE OPTION SCHEMES (continued)

2.	Share Option Schemes of Subsidiaries of the Company

	A.	PCPD

PCPD, an indirect non wholly-owned subsidiary of the Company, adopted a share option scheme on March 17, 2003 (the “2003 Scheme”). In order to align the terms of the share option scheme of PCPD with those of the Company and in view of the limited number of shares capable of being issued under the 2003 Scheme relative to the current capital base of PCPD, the shareholders of PCPD approved the termination of the 2003 Scheme and adoption of a new share option scheme (the “2005 Scheme”) at PCPD’s annual general meeting held on May 13, 2005. The 2005 Scheme was adopted on May 23, 2005 following its approval by the shareholders of the Company. No further share options will be granted under the 2003 Scheme following its termination, but the provisions of such scheme will remain in full force and effect with respect to the options granted prior to its termination. The board of directors of PCPD may, at its discretion, grant share options to any eligible person to subscribe for shares in PCPD subject to the terms and conditions stipulated in the 2005 Scheme. No share options have been granted under the 2005 Scheme during the six months ended June 30, 2005 since its adoption, and no share options were outstanding at June 30, 2005 under such scheme.

Details of the share options outstanding under the 2003 Scheme of PCPD and movements during the six months ended June 30, 2005 are as follows:

2003 Scheme

	(1)	Outstanding options at January 1, 2005 and at June 30, 2005

					Number of options
	Date	Vesting	Exercisable	Exercise	Outstanding at	Outstanding at
Name or category of participant	of grant	period	period	price HK$	01.01.2005	06.30.2005
	(Note 1)	(Note 1)	(Note 1)

Directors/Chief Executive of the Company
So Chak Kwong, Jack	12.20.2004	Fully vested on	12.20.2004 to	2.375	5,000,000	5,000,000
		12.20.2004	12.19.2014

Chung Cho Yee, Mico	12.20.2004	Fully vested on	12.20.2004 to	2.375	5,000,000	5,000,000
		12.20.2004	12.19.2014

(2)	Options granted during the six months ended June 30, 2005

During the period under review, no share options were granted to any directors or chief executive of the Company or other participants (as defined in the 2003 Scheme).

(3)	Options exercised during the six months ended June 30, 2005

During the period under review, no share options were exercised by any directors or chief executive of the Company.

(4)	Options cancelled or lapsed during the six months ended June 30, 2005

During the period under review, no share options were cancelled or lapsed.

SHARE OPTION SCHEMES (continued)

2.	Share Option Schemes of Subsidiaries of the Company (continued)

	B.	SUNDAY Communications Limited (“SUNDAY”)

SUNDAY, an indirect non wholly-owned subsidiary of the Company, adopted a share option scheme on March 1, 2000 (the “2000 Scheme”). On May 22, 2002, the shareholders of SUNDAY approved the adoption of a new share option scheme (the “2002 Scheme”) and termination of the 2000 Scheme. Upon the termination of the 2000 Scheme, no further share options will be granted thereunder but the provisions of the 2000 Scheme will remain in full force and effect in respect of the existing options granted. The board of directors of SUNDAY may, at its discretion, grant share options to any eligible person to subscribe for shares in SUNDAY subject to the terms and conditions stipulated in the 2002 Scheme. No share options have been granted under the 2002 Scheme since its adoption to June 30, 2005, and no share options were outstanding at January 1, 2005 and June 30, 2005 under such scheme.

Details of the share options outstanding under the 2000 Scheme of SUNDAY and movements during the six months ended June 30, 2005 are as follows:

2000 Scheme

	(1)	Outstanding options at January 1, 2005 and at June 30, 2005

					Number of options
	Date	Vesting	Exercisable	Exercise	Outstanding at	Outstanding at
Name or category of participant	of grant	period	until	price HK$	01.01.2005	06.30.2005
	(Note 1)		(Notes 1 and 9)

Employees
In aggregate	03.23.2000	(Note 9)	03.22.2010	3.05	13,194,076	12,862,666
	05.31.2000	(Note 9)	05.30.2010	1.01	13,737,971	13,206,730
	05.31.2000	(Note 9)	05.30.2010	3.05	255,844	155,929
	01.19.2001	(Note 9)	01.18.2011	1.01	1,442,198	1,290,506

(2)	Options exercised during the six months ended June 30, 2005

During the period under review, no share options were exercised.

(3)	Options cancelled or lapsed during the six months ended June 30, 2005

			Number of	Number of
Name or category of participant	Date of grant	Exercise price HK$	options cancelled	options lapsed
	(Note 1)

Employees
In aggregate	03.23.2000	3.05	–	331,410
	05.31.2000	1.01	–	531,241
	05.31.2000	3.05	–	99,915
	01.19.2001	1.01	–	151,692

General Information

SHARE OPTION SCHEMES (continued)

Notes:

1.	All dates are shown month/day/year.

2.	Due to the large number of employees participating in the 1994 Scheme, certain information such as the date of grant can only be shown within a reasonable range in this interim report. For options granted to employees, the options were granted, where applicable, during the underlying periods for acceptance of the offer of such options by the employees concerned.

3.	These options vest in installments during a period starting from the first anniversary of the offer date of such options (the “ Offer Date”) and ending on either the third or fifth anniversary of the Offer Date inclusive.

4.	These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2003 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive.All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

5.	These options vest in installments during a period starting from: (i) March 15, 2001 and ending on March 15, 2005 inclusive; or (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

6.	These options vest in installments during a period starting from: (i) dates ranging between the date of grant to August 26, 2001 and ending on dates ranging between December 7, 2002 to August 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

7.	These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

8.	These options vest in installments during a period starting from: (i) the date of grant and ending on either May 26, 2003 or October 27, 2003 inclusive; or (ii) May 21, 2003 and ending on May 21, 2005 inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

9.	Of the share options granted, 40 percent are vested and become exercisable after one year from the date of grant and 30 percent per annum during the following two years.

Save as disclosed above, at no time during the period under review was the Company or any of its subsidiaries, holding companies or fellow subsidiaries a party to any arrangement which may enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors or chief executive of the Company or their spouses or children under 18 years of age had any right to subscribe for equity or debt securities of the Company or any of its associated corporations or had exercised any such right during the period under review.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

As at June 30, 2005, the following persons (other than any directors or chief executive of the Company) were substantial shareholders of the Company (as defined in the Listing Rules) and had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

		Number of shares/	Percentage of
Name of shareholder	Note	underlying shares held	issued share capital

Interests
PCRD	1	1,528,781,171	22.76%
PCGH	2	1,549,938,605	23.07%
Star Ocean Ultimate Limited	3	1,549,938,605	23.07%
The Ocean Trust	3	1,549,938,605	23.07%
The Starlite Trust	3	1,549,938,605	23.07%
OS Holdings Limited	3	1,549,938,605	23.07%
Ocean Star Management Limited	3	1,549,938,605	23.07%
The Ocean Unit Trust	3	1,549,938,605	23.07%
The Starlite Unit Trust	3	1,549,938,605	23.07%
China Network Communications Group	4	1,343,571,766	20.00%
Corporation (“China Netcom Group”)

Short Positions
PCRD	5	386,398,763	5.75%
PCGH	5	386,398,763	5.75%
Star Ocean Ultimate Limited	5	386,398,763	5.75%
The Ocean Trust	5	386,398,763	5.75%
The Starlite Trust	5	386,398,763	5.75%
OS Holdings Limited	5	386,398,763	5.75%
Ocean Star Management Limited	5	386,398,763	5.75%
The Ocean Unit Trust	5	386,398,763	5.75%
The Starlite Unit Trust	5	386,398,763	5.75%

Notes:

1.	These interests represented (i) PCRD’s beneficial interests in 1,526,094,301 shares and 679,000 underlying shares held in the form of 67,900 ADRs which constituted listed equity derivatives; and (ii) PCRD’s interests through its 46.73 percent owned subsidiary, PCIHL, in 2,007,870 underlying shares in respect of US$10,000,000 convertible bonds which constituted listed physically settled equity derivatives convertible into shares of the Company.

2.	These interests represented (i) PCGH’s beneficial interests in 20,354,286 shares and 803,148 underlying shares in respect of US$4,000,000 convertible bonds held by it which constituted listed physically settled equity derivatives convertible into shares of the Company; and (ii) PCGH’s interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.33 percent of PCRD) in shares and underlying shares of the Company held by PCRD (as described in Note 1 above).

3.	On April 18, 2004, Li Tzar Kai, Richard transferred the entire issued share capital of PCGH to Ocean Star Management Limited as trustee of The Ocean Unit Trust and The Starlite Unit Trust. The entire issued share capital of Ocean Star Management Limited was held by OS Holdings Limited. The Ocean Trust and The Starlite Trust held all units of The Ocean Unit Trust and The Starlite Unit Trust respectively. Star Ocean Ultimate Limited was the discretionary trustee of The Ocean Trust and The Starlite Trust.

4.	China Netcom Group indirectly holds these interests through its indirect wholly-owned subsidiary China Netcom Corporation (BVI) Limited.

5.	PCGH, Star Ocean Ultimate Limited, The Ocean Trust, The Starlite Trust, OS Holdings Limited, Ocean Star Management Limited, The Ocean Unit Trust and The Starlite Unit Trust were deemed to have short positions in the same underlying shares held by PCRD, under the SFO pursuant to the arrangements as described in the sub-section headed “Short Positions in the Shares and Underlying Shares of the Company”.

General Information

INTERESTS AND SHORT POSITIONS OF OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO

As at June 30, 2005, the following persons (not being the directors or chief executive or substantial shareholders (as disclosed in the previous section headed “INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS”) of the Company) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

		Number of shares/	Percentage of
Name of shareholder		underlying shares held	issued share capital

Interests
Ocean Star Investment Management Limited	Note	1,549,938,605	23.07%

Short Positions
Ocean Star Investment Management Limited	Note	386,398,763	5.75%

Note:

Ocean Star Investment Management Limited was deemed interested and to have short positions under the SFO in the shares and underlying shares of the Company by virtue of it being the investment manager of The Ocean Unit Trust and The Starlite Unit Trust which together held 100 percent of PCGH (see the Notes of the previous section headed “INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS”).

Save as disclosed above in this section and the previous section headed “INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS”, the Company had not been notified of any other person (other than any directors or chief executive of the Company) who had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at June 30, 2005.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended June 30, 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the listed securities of the Company.

AUDIT COMMITTEE

The Company’s Audit Committee has reviewed the accounting policies adopted by the Group and the unaudited interim financial statements of the Group for the six months ended June 30, 2005. Such interim financial statements have not been audited but have been reviewed by the Company’s auditors.

MODEL CODE SET OUT IN APPENDIX 10 OF THE LISTING RULES

The Company has established its own code of conduct regarding securities transactions by directors and senior management namely PCCW Code of Conduct for Securities Transactions by Directors & Senior Management (the “PCCW Code”) on terms no less exacting than the required standard set out in the Model Code as set out in Appendix 10 of the Listing Rules. Having made specific enquiry of all directors of the Company, they have confirmed that they complied with the required standard set out in the Model Code and the PCCW Code during the accounting period covered by this interim report.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) as set out in Appendix 14 of the Listing Rules during the accounting period covered by this interim report, except for the deviations from code provisions A.4.1, A.4.2, D.1.2 and E.1.2 of the Code as described below.

Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term and subject to re-election. The non-executive directors of the Company are not appointed for a specific term of office. However, the non-executive directors of the Company are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company’s Articles of Association.

Under the second part of code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. All directors of the Company are subject to retirement by rotation pursuant to the Company’s Articles of Association. According to the Company’s Articles of Association, one-third of the directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office at each annual general meeting. The relevant provisions of the Company’s Articles of Association will be reviewed and amendment will be proposed if necessary, to ensure full compliance with code provision A.4.2 of the Code.

Under the first part of code provision D.1.2 of the Code, an issuer should formalize the functions reserved to the board and those delegated to management. This code provision has been complied with subsequent to June 30, 2005.

Under the first part of code provision E.1.2 of the Code, the chairman of the board should attend annual general meetings. The Chairman of the Board did not attend the annual general meeting of the Company held on May 23, 2005 as he had another business engagement.

Investor Relations

LISTINGS

The Company’s securities are listed on The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Receipts (“ADRs”) on the New York Stock Exchange, Inc. Each ADR represents 10 ordinary shares of the Company. Certain convertible bonds and USD guaranteed notes issued by wholly-owned subsidiaries of the Company are listed on the Luxembourg Stock Exchange and the Singapore Exchange Limited. The convertible bonds are convertible into ordinary shares of the Company.

The Company is subject to the regulations of the United States Securities and Exchange Commission (“SEC”) as they apply to foreign companies whose securities are listed on a U.S. stock exchange. As required by the United States securities laws, the Company has filed an annual report for the year ended December 31, 2004 on Form 20-F with the SEC. A copy of the Form 20-F may be obtained from our website or Investor Relations office.

Additional information and specific enquiries concerning the Company’s ADRs should be directed to the Company’s ADR Depositary at the address given on this page.

Other enquiries regarding the Company should be addressed to Investor Relations at the address given on this page.

INTERIM REPORT 2005

This interim report 2005 (“Interim Report 2005”) in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

Shareholders who:

A)	received our Interim Report 2005 by electronic means may request a printed copy; or

B)	received our Interim Report 2005 in either English or Chinese may request a printed copy of the other language version,

by writing to the Company’s Share Registrars at:

PCCW Limited
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East
Wan Chai, Hong Kong
Fax: +852 2529 6087/+852 2865 0990
Email: hkinfo00008@computershare.com.hk

Shareholders who have chosen to receive the Interim Report 2005 by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to the Interim Report 2005 will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent the Interim Report 2005 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the Company’s Share Registrars.

INDEX CONSTITUENT

PCCW Limited is a constituent of the following indices:

Hang Seng Index
MSCI Index Series
FTSE4Good Global Index

STOCK CODES

The Stock Exchange of Hong Kong Limited	0008
Reuters	0008.HK
Bloomberg	8 HK
ADRs	PCW

COMPANY SECRETARY

Hubert Chak

REGISTERED OFFICE

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
Telephone: +852 2888 2888
Fax: +852 2877 8877

REGISTRARS

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East, Wan Chai, Hong Kong
Telephone: +852 2862 8628
Fax: +852 2529 6087
Email: hkinfo@computershare.com.hk

ADR DEPOSITARY

Citibank, N.A.
American Depositary Receipts (ADR)
388 Greenwich Street, New York, NY 10013 USA
Toll Free Number: +1 877 CITIADR (248 4237)
Telephone: +1 816 843 4281
Email: citibank@shareholders-online.com

INVESTOR RELATIONS

Erik Floyd
Director of Investor Relations
PCCW Limited
41st Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
Telephone: +852 2514 5084
Fax: +852 2962 5003
Email: ir@pccw.com

WEBSITE

www.pccw.com